FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-190588

PHILLIPS EDISON GROCERY CENTER REIT II, INC.

SUPPLEMENT NO. 32 DATED MARCH 10, 2015
TO THE PROSPECTUS DATED NOVEMBER 25, 2013

This prospectus supplement, or this Supplement No. 32, is part of the prospectus of Phillips Edison Grocery Center REIT II, Inc., or the Company, dated November 25, 2013, or the Prospectus, as supplemented by Supplement No. 22 dated November 21, 2014 (which superseded and replaced all prior supplements), Supplement No. 23 dated December 2, 2014, Supplement No. 24 dated December 10, 2014, Supplement No. 25 dated December 23, 2014, Supplement No. 26 dated January 15, 2015, Supplement No. 27 dated January 26, 2015, Supplement No. 28 dated February 3, 2015, Supplement No. 29 dated February 10, 2015, Supplement No. 30 dated February 17, 2015 and Supplement No. 31 dated March 2, 2015. This Supplement No. 32 replaces, supplements, modifies and supersedes certain information contained in the Prospectus, Supplement No. 22, Supplement No. 23, Supplement No. 24, Supplement No. 25, Supplement No. 26, Supplement No. 27, Supplement No. 28, Supplement No. 29, Supplement No. 30 and Supplement No. 31. This Supplement No. 32 will be delivered with the Prospectus, Supplement No. 22, Supplement No. 23, Supplement No. 24, Supplement No. 25, Supplement No. 26, Supplement No. 27, Supplement No. 28, Supplement No. 29, Supplement No. 30 and Supplement No. 31. Unless the context suggests otherwise, the terms “we” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries. The purposes of this Supplement No. 32 are to provide:

•	an update to the risks related to this offering;
•	the appointment of Jennifer L. Robison as our Chief Accounting Officer;
•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Annual Report on Form 10-K for the year ended December 31, 2014, filed on March 5, 2015; and
•	our consolidated financial statements and the notes thereto as of December 31, 2014 and 2013 and for the year ended December 31, 2014 and the period from June 5, 2013 (formation) to December 31, 2013.

Risk Factors

The following risk factor revises and supplements, as appropriate, the “Risk Factors — Risks Related to an Investment in Phillips Edison — ARC Grocery Center REIT II, Inc.” section of the prospectus.

Distributions paid from sources other than our cash flows from operations may dilute your interests in us, and may adversely affect your overall return.

Until we are generating operating cash flow from properties or other real estate-related investments sufficient to make distributions to our stockholders, we intend to pay all or a substantial portion of our distributions from sources other than our operating cash flows which may include borrowings, including, but not limited to, possible borrowings from our Advisor Entities or their affiliates, advances from our Advisor Entities, and our Advisor Entities’ deferral, suspension or waiver of its fees and expense reimbursements. Specifically, should we pay distributions from sources other than our operating cash flows, our per share NAV will be diluted because we will be allocating less funds to investments in our targeted assets. Thus, if you purchased shares at the initial public offering price of $25.00 per share and we pay distributions from sources other than our operating cash flows, your interest in us could be diluted and your overall return may be diminished. For the year ended December 31, 2014, we paid distributions of $13.7 million, including distributions reinvested through the DRIP, and we had cash flows used in operations under GAAP in the amount of $1.3 million.

Appointment of Chief Accounting Officer

On March 4, 2015, our board of directors appointed Jennifer L. Robison to serve as our Chief Accounting Officer. Ms. Robison has served as the Senior Vice President and Chief Accounting Officer of Phillips Edison & Company since July 2014. She previously served as Vice President, Financial Reporting at Ventas, Inc., an S&P 500 company and one of the 10 largest equity REITs in the country, from February 2005 to July 2014. Prior to her time at Ventas, Ms. Robison served as an audit manager at Mountjoy Chilton Medley LLP from September 2003 to February 2005. Ms. Robison began her career at Ernst & Young LLP, serving most recently as assurance manager, and was an employee there from February 1996 to September 2003. She received a bachelor of arts in accounting from Bellarmine University, where she graduated magna cum laude. Ms. Robison is a Certified Public Accountant and a member of the AICPA, Kentucky Society of CPAs, NAREIT and the SEC Professional Group.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Organization

We were formed as a Maryland corporation on June 5, 2013, and elected to be taxed as a REIT commencing with the taxable year ended December 31, 2014. We are offering to the public, pursuant to a registration statement, $2.475 billion in shares of common stock on a “reasonable best efforts” basis in this offering. This offering consists of a primary offering of $2.0 billion in shares offered to investors at a price of $25.00 per share, with discounts available for certain categories of purchasers, and $475 million in shares offered to stockholders pursuant to the distribution reinvestment plan (the “DRIP”) at a price of $23.75 per share. We have the right to reallocate the shares of common stock offered between the primary offering and the DRIP. On November 25, 2013, the registration statement for this offering was declared effective under the Securities Act, and on January 9, 2014, we broke the minimum offering escrow requirement of $2.0 million. Prior to January 9, 2014, our operations had not yet commenced. On January 22, 2015, our board of directors made the determination to close the primary portion of this offering upon the earlier of (i) June 30, 2015 or (ii) the sale of $1.6 billion in shares of our common stock.

We invest primarily in well-occupied grocery-anchored neighborhood and community shopping centers leased to a mix of national, creditworthy retailers selling necessity-based goods and services in strong demographic markets throughout the United States. In addition, we may invest in other retail properties including power and lifestyle shopping centers, multi-tenant shopping centers, free-standing single-tenant retail properties, and other real estate and real estate-related loans and securities depending on real estate market conditions and investment opportunities that we determine are in the best interests of our stockholders. We expect that retail properties primarily would underlie or secure the real estate-related loans and securities in which we may invest.

Equity Raise Activity

As of December 31, 2014, we had issued 22.5 million shares of common stock, including 0.3 million shares issued through the DRIP, generating gross cash proceeds of $560.5 million.

We had not acquired any properties as of December 31, 2013. Below are statistical highlights of our portfolio’s activities during the year ended December 31, 2014:

Cumulative Portfolio through December 31, 2014
Number of properties	20
Number of states	13
Weighted-average capitalization rate(1)	6.8%
Weighted-average capitalization rate with straight-line rent(2)	7.0%
Total acquisition purchase price (in thousands)	$321,724
Total square feet	2,284,237
Leased % of rentable square feet(3)	92.5%
Average remaining lease term in years(3)	5.7

(1)	The capitalization rate is calculated by dividing the annualized in-place net operating income of a property as of the date of acquisition by the contract purchase price of the property. Annualized in-place net operating income is calculated by subtracting the estimated annual operating expenses of a property from the annualized rents to be received from tenants occupying space at the property as of the date of acquisition.

(2)	The capitalization rate with straight-line rent is calculated by dividing the annualized in-place net operating income, inclusive of straight-line rental income, of a property as of the date of acquisition by the contract purchase price of the property. This annualized in-place net operating income is calculated by subtracting the estimated annual operating expenses of a property from the straight-line annualized rents to be received from tenants occupying space at the property as of the date of acquisition.
(3)	As of December 31, 2014. The average remaining lease term in years excludes future options to extend the term of the lease.

Market Outlook — Real Estate and Real Estate Finance Markets

Management reviews a number of economic forecasts and market commentaries in order to evaluate general economic conditions and to formulate a view of the current environment’s effect on the real estate markets in which we operate.

According to the Bureau of Economic Analysis, as measured by the U.S. real gross domestic product (“GDP”), the U.S. economy’s growth increased 2.4% in 2014 as compared to 2013, according to preliminary estimates. For 2013, real GDP increased 2.2% compared to 2012. According to the Commerce Department, the increase in real GDP in 2014 reflected positive contributions from personal consumption expenditures (“PCE”), nonresidential fixed investment, exports, private inventory investment, state and local government spending, and residential fixed investment that were partly offset by a negative contribution from federal government spending. Imports, which are a subtraction in the calculation of GDP, increased. The acceleration in real GDP growth in 2014 reflected an acceleration in nonresidential fixed investment, a smaller decrease in federal government spending, and accelerations in private inventory investment, in PCE, and in state and local government spending that were partly offset by an acceleration in imports and a deceleration in residential fixed investment.

According to BMO Capital Markets, GDP is expected to grow approximately 3.1% in 2015. The U.S. retail real estate market displayed positive fundamentals in 2014, with vacancy rates continuing to drop and increasing average leasing rates per square foot.

Overall, the improving retail real estate fundamentals along with the improving job creation and personal consumption expenditure data suggests that 2015 should be another year of economic recovery in the U.S. that results in a positive market situation. However, several factors create long-term uncertainty for the sector, including the growth in e-commerce, future interest rate growth, stagnant wages and the general political climate.

Results of Operations

Prior to January 9, 2014, our operations had not yet commenced. As a result, the discussions of the results of operations are only for the year ended December 31, 2014, with no prior period comparisons provided in the accompanying sections.

Summary of Operating Activities for the Year Ended December 31, 2014

Property operating costs were approximately $1.7 million for the year ended December 31, 2014. The significant items comprising this expense were common area maintenance of $1.1 million, management fees paid to an affiliate of the Sub-advisor of $0.3 million, and insurance expense of $0.2 million.

General and administrative expenses were approximately $1.6 million. This amount was comprised largely of audit fees of $0.5 million, directors and officers insurance premiums of $0.4 million, consulting fees of $0.2 million, and board-related expenses of $0.2 million.

Acquisition expenses, in the amount of approximately $5.4 million, were expensed as incurred. Included in these acquisition expenses were fees and expenses reimbursable to the Advisor and Sub-advisor of $3.6 million, as well as $1.6 million in other acquisition expenses owed to third-parties, all related to property acquisitions that occurred during the year ended December 31, 2014. We incurred $0.2 million in expense related to acquisitions that had not closed as of December 31, 2014.

Interest expense was $1.2 million for the year ended December 31, 2014. The interest expense primarily consisted of fixed loan interest of $0.6 million, amortization of deferred financing expense of $0.4 million, and unused loan fees of $0.3 million.

We generally expect our revenues and expenses to increase in future years as a result of owning the properties acquired in 2014 for a full year and the acquisition of additional properties. Although we expect our general and administrative expenses to increase, we expect such expenses to decrease as a percentage of our revenues. We currently have substantial uninvested proceeds raised from this offering, which we are seeking to invest promptly on attractive terms. If we are unable to invest the proceeds promptly and on attractive terms, we may have difficulty continuing to pay distributions at a 6.5% annualized rate.

Leasing Activity

Below is a summary of leasing activity for the year ended December 31, 2014:

December 31, 2014
New leases:
Number of leases	9
Square footage	22,771
First-year base rental revenue	$436,145
Average rent per square foot	$19.15
Renewals:
Number of leases	6
Square footage	11,126
First-year base rental revenue	$197,850
Average rent per square foot	$17.78
Average rent per square foot prior to renewals	$16.35

The cost of executing the leases and renewals, including leasing commissions, tenant improvement costs, and tenant concessions, was $13.79 per square foot.

Non-GAAP Measures

Net Operating Income

We present Net Operating Income (“NOI”) as a supplemental measure of our performance. We define NOI as total operating revenues less property operating expenses, real estate taxes, and non-cash revenue items. We believe that NOI provides useful information to our investors about our financial and operating performance because it provides a performance measure of the revenues and expenses directly involved in owning and operating real estate assets and provides a perspective not immediately apparent from net income (loss). Other REITs may use different methodologies for calculating NOI, and accordingly, our NOI may not be comparable to other REITs.

NOI should not be viewed as an alternative measure of our financial performance since it does not reflect the impact of general and administrative expenses, acquisition expenses, interest expense, depreciation and amortization, other income, or the level of capital expenditures and leasing costs necessary to maintain the operating performance of our properties that could materially impact our results from operations.

Below is a reconciliation of net loss to NOI for the year ended December 31, 2014 (in thousands):

2014
Net loss	$(5,833)
Adjusted to exclude:
Interest expense, net	1,206
Other income	(116)
General and administrative expenses	1,606
Acquisition expenses	5,449
Depreciation and amortization	3,516
Net amortization of above- and below-market leases	(152)
Straight-line rental income	(256)
NOI	$5,420

Funds from Operations, Adjusted Funds from Operations, and Modified Funds from Operations

Funds from operations (“FFO”) is a non-GAAP performance financial measure that is widely recognized as a measure of REIT operating performance. We use FFO as defined by NAREIT to be net income (loss), computed in accordance with GAAP excluding extraordinary items, as defined by GAAP, and gains (or losses) from sales of real estate property (including deemed sales and settlements of pre-existing relationships), plus depreciation and amortization on real estate assets and impairment charges, and after related adjustments for unconsolidated partnerships, joint ventures and noncontrolling interests. We believe that FFO is helpful to our investors and our management as a measure of operating performance because it excludes real estate-related depreciation and amortization, gains and losses from property dispositions, impairment charges, and extraordinary items, and as a result, when compared year to year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs, development activities, general and administrative expenses, and interest costs, which are not immediately apparent from net income. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate diminishes predictably over time, especially if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or are requested or required by lessees for operational purposes in order to maintain the value disclosed. Since real estate values have historically risen or fallen with market conditions, including inflation, changes in interest rates, the business cycle, unemployment and consumer spending, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting alone to be insufficient. As a result, our management believes that the use of FFO, together with the required GAAP presentations, is helpful for our investors in understanding our performance. In particular, because GAAP impairment charges are not allowed to be reversed if the underlying fair values improve or because the timing of impairment charges may lag the onset of certain operating consequences, we believe FFO provides useful supplemental information related to current consequences, benefits and sustainability related to rental rate, occupancy and other core operating fundamentals. Additionally, we believe it is appropriate to exclude impairment charges from FFO, as these are fair value adjustments that are largely based on market fluctuations and assessments regarding general market conditions which can change over time. Factors that impact FFO include start-up costs, fixed costs, delay in buying assets, lower yields on cash held in accounts, income from portfolio properties and other portfolio assets, interest rates on acquisition financing and operating expenses. In addition, FFO will be affected by the types of investments in our targeted portfolio which will consist of, but is not limited to, necessity-based neighborhood and community shopping centers, first- and second-priority mortgage loans, mezzanine loans, bridge and other loans, mortgage-backed securities, collateralized debt obligations, and debt securities of real estate companies.

Since the definition of FFO was promulgated by NAREIT, GAAP has expanded to include several new accounting pronouncements, such that management and many investors and analysts have considered the presentation of FFO alone to be insufficient. Accordingly, in addition to FFO, we use both FFO adjusted for acquisition expenses (“AFFO”) and modified funds from operations (“MFFO”), as defined by the Investment Program Association, or IPA. AFFO excludes acquisition fees and expenses from FFO. In addition to excluding acquisition fees and expenses, MFFO also excludes from FFO the following items:

(1)	straight-line rent amounts, both income and expense;
(2)	amortization of above- or below-market intangible lease assets and liabilities;
(3)	amortization of discounts and premiums on debt investments;
(4)	gains or losses from the early extinguishment of debt;
(5)	gains or losses on the extinguishment of derivatives, except where the trading of such instruments is a fundamental attribute of our operations;
(6)	gains or losses related to fair-value adjustments for derivatives not qualifying for hedge accounting;
(7)	gains or losses related to consolidation from, or deconsolidation to, equity accounting;
(8)	gains or losses related to contingent purchase price adjustments; and

(9)	adjustments related to the above items for unconsolidated entities in the application of equity accounting.

We believe that both AFFO and MFFO are helpful in assisting management and investors with the assessment of the sustainability of operating performance in future periods and, in particular, after our offering and acquisition stages are complete, because both AFFO and MFFO exclude acquisition expenses that affect operations only in the period in which the property is acquired. Thus, AFFO and MFFO provide helpful information relevant to evaluating our operating performance in periods in which there is no acquisition activity.

In evaluating investments in real estate, including both business combinations and investments accounted for under the equity method of accounting, management’s investment models and analyses differentiate costs to acquire the investment from the operations derived from the investment. We have funded, and intend to continue to fund, both of these acquisition-related costs from the offering proceeds and borrowings and generally not from operations. However, if offering proceeds and borrowings are not available to fund these acquisition-related costs, operational cash flows may be used to fund future acquisition-related costs. We believe by excluding expensed acquisition costs, AFFO and MFFO provide useful supplemental information that is comparable for each type of real estate investment and is consistent with management’s analysis of the investing and operating performance of our properties. Acquisition fees and expenses include those paid to the Advisor, the Sub-advisor or third parties.

As explained below, management’s evaluation of our operating performance excludes the additional items considered in the calculation of MFFO based on the following economic considerations. Many of the adjustments in arriving at MFFO are not applicable to us. Nevertheless, we explain below the reasons for each of the adjustments made in arriving at our MFFO definition.

•	Adjustments for straight-line rents and amortization of discounts and premiums on debt investments. GAAP requires rental receipts and discounts and premiums on debt investments to be recognized using various systematic methodologies. This may result in income recognition that could be significantly different than underlying contract terms. By adjusting for these items, MFFO provides useful supplemental information on the realized economic impact of lease terms and debt investments and aligns results with management’s analysis of operating performance. The adjustment to MFFO for straight-line rents, in particular, is made to reflect rent and lease payments from a GAAP accrual basis to a cash basis.
•	Adjustments for amortization of above- or below-market intangible lease assets. Similar to depreciation and amortization of other real estate-related assets that are excluded from FFO, GAAP implicitly assumes that the value of intangibles diminishes ratably over the lease term and should be recognized in revenue. Since real estate values and market lease rates in the aggregate have historically risen or fallen with market conditions, and the intangible value is not adjusted to reflect these changes, management believes that by excluding these charges, MFFO provides useful supplemental information on the performance of the real estate.
•	Gains or losses related to fair-value adjustments for derivatives not qualifying for hedge accounting and gains or losses related to contingent purchase price adjustments. Each of these items relates to a fair value adjustment, which is based on the impact of current market fluctuations and underlying assessments of general market conditions and specific performance of the holding, which may not be directly attributable to current operating performance. As these gains or losses relate to underlying long-term assets and liabilities, management believes MFFO provides useful supplemental information by focusing on the changes in core operating fundamentals rather than changes that may reflect anticipated, but unknown, gains or losses.
•	Adjustment for gains or losses related to early extinguishment of derivatives, debt, and consolidation or deconsolidation activities. Similar to extraordinary items excluded from FFO, these adjustments are not related to continuing operations. By excluding these items, management believes that MFFO provides supplemental information related to sustainable operations that will be more comparable between other reporting periods and to other real estate operators.

By providing AFFO and MFFO, we believe we are presenting useful information that also assists investors and analysts to better assess the sustainability (that is, the capacity to continue to be maintained) of our operating performance after our acquisition stage is completed. We also believe that MFFO is a recognized measure of sustainable operating performance by the non-listed REIT (“NTR”) industry. However, under GAAP, acquisition costs are characterized as operating expenses in determining operating net income (loss). These expenses are paid in cash by us, and therefore such funds will not be available to distribute to investors. AFFO and MFFO are useful in comparing the sustainability of our operating performance after our offering and acquisition stages are completed with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities. However, investors are cautioned that AFFO and MFFO should only be used to assess the sustainability of our operating performance after our offering and acquisition stages are completed, as both measures exclude acquisition costs that have a negative effect on our operating performance during the periods in which properties are acquired. All paid and accrued acquisition costs negatively impact our operating performance during the period in which properties are acquired and will have negative effects on returns to investors, the potential for future distributions, and cash flows generated, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase prices of the properties we acquire. Therefore, MFFO may not be an accurate indicator of our operating performance, especially during periods in which properties are being acquired. MFFO that excludes such costs and expenses would only be comparable to that of NTRs that have completed their acquisition activities and have similar operating characteristics as us. The purchase of properties, and the corresponding expenses associated with that process, is a key operational feature of our business plan to generate operational income and cash flows in order to make distributions to investors. In the event that we do not have sufficient offering proceeds to fund the payment of acquisition fees and the reimbursement of acquisition expenses, such fees and expenses may need to be paid from other sources, including additional debt, operational earnings or cash flows, net proceeds from the sale of properties or from ancillary cash flows. Acquisition costs also adversely affect our book value and equity.

The additional items that may be excluded from FFO to determine MFFO are cash flow adjustments made to net income (loss) in calculating the cash flows provided by operating activities. Each of these items is considered an important overall operational factor that affects our long-term operational profitability. These items and any other mark-to-market or fair value adjustments may be based on many factors, including current operational or individual property issues or general market or overall industry conditions. While we are responsible for managing interest rate, hedge and foreign exchange risk, we intend to retain an outside consultant to review any hedging agreements that we may enter into in the future. Inasmuch as interest rate hedges are not a fundamental part of our operations, we believe it is appropriate to exclude such gains and losses in calculating MFFO, as such gains and losses are not reflective of ongoing operations.

Each of FFO, AFFO, and MFFO should not be considered as an alternative to net income (loss) or income (loss) from continuing operations under GAAP, or as an indication of our liquidity, nor is any of these measures indicative of funds available to fund our cash needs, including our ability to fund distributions. In particular, as we are currently in the acquisition phase of our life cycle, acquisition-related costs and other adjustments that are increases to AFFO and MFFO are, and may continue to be, a significant use of cash. MFFO has limitations as a performance measure in an offering such as ours where the price of a share of common stock is a stated value and there is no current net asset value determination. Additionally, AFFO, and MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate our business plan in the manner currently contemplated. Accordingly, FFO, AFFO, and MFFO should be reviewed in connection with other GAAP measurements. FFO, AFFO, and MFFO should not be viewed as more prominent measures of performance than our net income or cash flows from operations prepared in accordance with GAAP. Our FFO, AFFO, and MFFO as presented may not be comparable to amounts calculated by other REITs.

Neither the SEC, NAREIT nor any other regulatory body has passed judgment on the acceptability of the adjustments that we use to calculate AFFO or MFFO. In the future, the SEC, NAREIT or another regulatory body may decide to standardize the allowable adjustments across the non-listed REIT industry, and we may have to adjust our calculation and characterization of FFO, AFFO or MFFO.

The following section presents our calculation of FFO, AFFO, and MFFO and provides additional information related to our operations. As a result of the timing of the commencement of our initial public offering and our active real estate operations, FFO, AFFO, and MFFO are not relevant to a discussion comparing operations for the periods presented. We expect revenues and expenses to increase in future periods as we raise additional offering proceeds and use them to acquire additional investments.

FFO, AFFO, AND MFFO
FOR THE PERIODS ENDED DECEMBER 31, 2014 AND 2013
(Unaudited)
(In thousands, except per share amounts)

	Year Ended December 31, 2014	Period Ended December 31, 2013	Cumulative Since Inception
Calculation of FFO
Net loss	$(5,833)	$(145)	$(5,978)
Add:
Depreciation and amortization of real estate assets	3,516	—	3,516
FFO	$(2,317)	$(145)	$(2,462)
Calculation of AFFO
Funds from operations	$(2,317)	$(145)	$(2,462)
Add:
Acquisition expenses	5,449	—	5,449
AFFO	$3,132	$(145)	$2,987
Calculation of MFFO
AFFO	$3,132	$(145)	$2,987
Less:
Net amortization of above- and below-market leases	(152)	—	(152)
Straight-line rental income	(256)	—	(256)
Amortization of market debt adjustment	(40)	—	(40)
MFFO	$2,684	$(145)	$2,539
Weighted-average common shares outstanding – basic and diluted	10,302	9	6,852
Net loss per share – basic and diluted	$(0.57)	$(16.31)	$(0.87)
FFO per share – basic and diluted	(0.22)	(16.31)	(0.36)
AFFO per share – basic and diluted	0.30	(16.31)	0.44
MFFO per share – basic and diluted	0.26	(16.31)	0.37

Liquidity and Capital Resources

General

Our principal demands for funds are for real estate and real estate-related investments and the payment of acquisition expenses, operating expenses, distributions to stockholders, and principal and interest on our outstanding indebtedness. Generally, we expect cash needed for items other than acquisitions and acquisition expenses to be generated from operations. The sources of our operating cash flows are primarily driven by the rental income received from leased properties. We expect to continue to raise capital through our initial public offering and to utilize such funds and proceeds from secured or unsecured financing to complete future property acquisitions. As of December 31, 2014, we had raised approximately $560.5 million in gross proceeds from this offering, including $7.2 million through the DRIP.

As of December 31, 2014, we had cash and cash equivalents of approximately $179.1 million. During the year ended December 31, 2014, we had a net cash increase of approximately $179.0 million.

This net cash increase was the result of:

•	$476.7 million provided by financing activities with $553.1 million of proceeds from the issuance of common stock. Partially offsetting this amount were payments of offering costs of $66.0 million, distributions paid to our stockholders of $6.5 million, payments of deferred financing expenses of $3.5 million, payments on mortgages and notes payable of $0.5 million; and
•	$1.3 million used in operating activities, largely the result of a net loss from operations before depreciation and amortization charges. Included in net loss from operations was $5.4 million of real estate acquisition expenses incurred during the period and expensed in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations; and
•	$296.3 million used in investing activities, which was primarily the result of 20 property acquisitions occurring during the year ended December 31, 2014, along with capital expenditures of $0.6 million and an increase in restricted cash and investments of $0.2 million.

Short-term Liquidity and Capital Resources

We expect to meet our short-term liquidity requirements through existing cash on hand, net cash provided by property operations, proceeds from our offering, and proceeds from secured and unsecured debt financings, including borrowings on our revolving credit facility. Operating cash flows are expected to increase as additional properties are added to our portfolio. Other than the commissions and dealer manager fees paid our Dealer Manager, the organization and offering costs associated with our offering are initially paid by our Advisor and Sub-advisor. Our Advisor and Sub-advisor will be reimbursed for such costs up to 2.0% of the gross capital raised in our offering.

As of December 31, 2014, we had $28.3 million of contractual debt obligations, representing mortgage loans secured by our real estate assets, excluding below-market debt adjustments of $1.6 million, net of accumulated amortization. As these mature, we intend to refinance our debt obligations, if possible, or pay off the balances at maturity using the remaining net proceeds of our primary offering or other proceeds from operations and/or corporate-level debt. As of December 31, 2014, we had access to a $200 million revolving credit facility, which may be expanded to $700 million, from which we may draw funds to pay certain long-term debt obligations as they mature. There were no outstanding borrowings under this facility as of December 31, 2014, nor did we have any borrowing capacity under the facility, as we had not yet designated any of our properties as being included in the calculation of the borrowing base as defined by the terms of the credit facility.

For the year ended December 31, 2014, gross distributions of approximately $13.7 million were paid to stockholders, including $7.2 million of distributions reinvested through the DRIP, for net cash distributions of $6.5 million. On January 2, 2015, gross distributions of approximately $3.0 million were paid, including $1.6 million of distributions reinvested through the DRIP, for net cash distributions of $1.4 million. These distributions were funded by proceeds from our primary offering.

On November 4, 2014, our board of directors authorized distributions to the stockholders of record at the close of business each day in the period commencing January 1, 2015 through and including January 31, 2015. Distributions for the month of January were paid on February 2, 2015. On January 22, 2015, our board of directors authorized distributions to the stockholders of record at the close of business each day in the period commencing February 1, 2015 through and including February 28, 2015. The authorized distributions equal an amount of $0.00445205 per share of common stock. A portion of each distribution is expected to constitute a return of capital for tax purposes.

Long-term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for real estate and real estate-related investments and the payment of acquisition expenses, operating expenses, distributions and redemptions to stockholders, interest and principal on indebtedness, and payments on amounts due to our sponsors for organization and offering costs incurred on our behalf. Generally, we expect to meet cash needs for items other than organization and offering costs as well as acquisitions and acquisition expenses from our cash flows from operations, and we expect to meet cash needs for acquisitions and acquisition expenses from the net proceeds of our initial public offering and from debt financings, including our revolving credit facility. As they mature, we intend to refinance our long-term debt obligations if possible, or pay off the balances at maturity using the remaining net proceeds of our primary offering or proceeds from operations and/or other corporate-level debt. We expect that substantially all net cash generated from operations will be used to pay distributions to our stockholders after certain capital expenditures, including tenant improvements and leasing commissions, are funded; however, we have and may continue to use other sources to fund distributions as necessary, including proceeds from our initial public offering and borrowings under current or future debt agreements.

Our charter limits our borrowings to 300% of our net assets (as defined in our charter); however, we may exceed that limit if a majority of our independent directors approves each borrowing in excess of our charter limitation and if we disclose such borrowing to our stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. In all events, we expect that our secured and unsecured borrowings will be reasonable in relation to the net value of our assets and will be reviewed by our board of directors at least quarterly.

Careful use of debt will help us to achieve our diversification goals because we will have more funds available for investment. However, high levels of debt could cause us to incur higher interest charges and higher debt service payments, which would decrease the amount of cash available for distribution to our investors. As of December 31, 2014, our borrowings were 6.4% of our net assets.

As of December 31, 2014 our leverage ratio (calculated as total debt, less cash and cash equivalents, as a percentage of total real estate investments, including acquired intangible lease assets and liabilities, at cost) could not be calculated, as our cash balances exceeded our debt outstanding.

The table below summarizes our consolidated indebtedness at December 31, 2014 (dollars in thousands).

Debt(1)	Principal Amount at December 31, 2014	Weighted-Average Interest Rate	Weighted-Average Years to Maturity
Fixed-rate mortgages payable(2)	$28,320	5.8%	12.9

(1)	The debt maturity table does not include any below-market debt adjustment, of which $1.6 million, net of accumulated amortization, was outstanding as of December 31, 2014.
(2)	Currently all of our fixed-rate debt represents loans assumed as part of acquisitions. These loans typically have higher interest rates than interest rates associated with new debt.

Contractual Commitments and Contingencies

Our contractual obligations as of December 31, 2014, were as follows (in thousands):

	Payments due by period
	Total	2015	2016	2017	2018	2019	Thereafter
Long-term debt obligations – principal payments	$28,320	$589	$619	$660	$8,769	$547	$17,136
Long-term debt obligations – interest payments	14,032	1,611	1,581	1,541	1,368	932	6,999
Total	$42,352	$2,200	$2,200	$2,201	$10,137	$1,479	$24,135

Our portfolio debt instruments and the revolving credit facility contain certain covenants and restrictions. The following is a list of restrictive covenants specific to the revolving credit facility that were deemed significant:

•	limits the ratio of debt to total asset value, as defined to 70%;
•	limits the ratio of secured debt to total asset value, as defined, to 40%, or 45% for four consecutive periods following a material acquisition;
•	requires the fixed charge ratio, as defined, to be 1.4 or greater; and
•	requires maintenance of certain minimum tangible net worth balances.

As of December 31, 2014, we were in compliance with all restrictive covenants of our outstanding debt obligations. We expect to continue to meet the requirements of our debt covenants over the short- and long-term.

Distributions

Distributions for the year ended December 31, 2014 accrued at an average daily rate of $0.00445205 per share of common stock beginning February 1, 2014.

Activity related to distributions to our stockholders for the year ended December 31, 2014 and for the period from June 5, 2013 (formation) to December 31, 2013, and since inception, is as follows (in thousands):

	Year Ended December 31, 2014	Period Ended December 31, 2013
Gross distributions paid	$13,697	$—
Distributions reinvested through DRIP	7,162	—
Net cash distributions	$6,535	$—
Net loss attributable to stockholders	5,833	145
Net cash used in operating activities	(1,311)	(396)
FFO(1)	(2,317)	(145)

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Measures — Funds from Operations, Adjusted Funds from Operations and Modified Funds from Operations” for the definition and information regarding why we present Funds from Operations for a reconciliation of this non-GAAP financial measure to net loss.

There were gross distributions of $3.0 million accrued and payable as of December 31, 2014. We funded 4% of our distributions with cash flows provided by operations during the third quarter of 2014. The remaining 96% of our distributions was funded with proceeds from our primary offering.

We expect to pay distributions monthly and continue paying distributions monthly unless our results of operations, our general financial condition, general economic conditions or other factors make it imprudent to do so. The timing and amount of distributions will be determined by our board and will be influenced in part by our intention to comply with REIT requirements of the Internal Revenue Code.

We may receive income from interest or rents at various times during our fiscal year and, because we may need funds from operations during a particular period to fund capital expenditures and other expenses, we expect that at least during the early stages of our development and from time to time during our operational stage, we will declare distributions in anticipation of funds that we expect to receive during a later period. We will pay these distributions in advance of our actual receipt of these funds. In these instances, we expect to look to borrowings or proceeds from this offering to fund our distributions. To the extent that we pay distributions from sources other than our cash provided by operating activities, we will have fewer funds available for investment in properties. The overall return to our stockholders may be reduced, and subsequent investors may experience dilution.

Our general distribution policy is not to use the proceeds of this offering to pay distributions. However, our board has the authority under our organizational documents, to the extent permitted by Maryland law, to pay distributions from any source without limit, including proceeds from this offering or the proceeds from the issuance of securities in the future, and, therefore, proceeds of the offering may fund distributions. As we have raised substantial amounts of offering proceeds and are continuing to seek additional opportunities to invest these proceeds on attractive terms, our cash provided by operating activities has not yet been sufficient to fully fund our ongoing distributions. Because we do not intend to borrow money for the specific purpose of funding distribution payments, we have funded, and may continue to fund, a portion of our distributions with proceeds from this offering.

To maintain our qualification as a REIT, we must make aggregate annual distributions to our stockholders of at least 90.0% of our REIT taxable income (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). If we meet the REIT qualification requirements, we generally will not be subject to U.S. federal income tax on the income that we distribute to our stockholders each year. However, we may be subject to certain state and local taxes on our income, property or net worth, respectively, and to federal income and excise taxes on our undistributed income.

We have not established a minimum distribution level, and our charter does not require that we make distributions to our stockholders.

Critical Accounting Policies and Estimates

Below is a discussion of our critical accounting policies and estimates. Our accounting policies have been established to conform with GAAP. We consider these policies critical because they involve significant management judgments and assumptions, require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Real Estate Assets

Depreciation and Amortization — Investments in real estate are carried at cost and depreciated using the straight-line method over the estimated useful lives. Third-party acquisition costs are expensed as incurred. Repair and maintenance costs are charged to expense as incurred, and significant replacements and betterments are capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. We consider the period of future benefit of an asset to determine its appropriate useful life. We anticipate the estimated useful lives of our assets by class to be generally as follows:

Buildings	30 years
Building improvements	30 years
Land improvements	15 years
Tenant improvements	Shorter of lease term or expected useful life
Tenant origination and absorption costs	Remaining term of related lease
Furniture, fixtures and equipment	5 – 7 years
Intangible lease assets	Remaining term of related lease

Real Estate Acquisition Accounting — In accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations, we record real estate, consisting of land, buildings and improvements, at fair value. We allocate the cost of an acquisition to the acquired tangible assets, identifiable intangibles and assumed liabilities based on their estimated acquisition-date fair values. In addition, ASC 805 requires that acquisition costs be expensed as incurred and restructuring costs generally be expensed in periods subsequent to the acquisition date.

We assess the acquisition-date fair values of all tangible assets, identifiable intangibles and assumed liabilities using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis and replacement cost), and that utilize appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it was vacant.

We record above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. We amortize any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining non-cancelable terms of the respective lease. We also include fixed rate renewal options in our calculation of the fair value of below-market leases and the periods over which such leases are amortized. If a tenant has a unilateral option to renew a below-market lease, we include such an option in the calculation of the fair value of such lease and the period over which the lease is amortized if we determine that the tenant has a financial incentive and wherewithal to exercise such option.

Intangible assets also include the value of in-place leases, which represents the estimated value of the net cash flows of the in-place leases to be realized, as compared to the net cash flows that would have occurred had the property been vacant at the time of acquisition and subject to lease-up. Acquired in-place lease value is amortized to depreciation and amortization expense over the average remaining non-cancelable terms of the respective in-place leases.

We estimate the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease-up periods, considering current market conditions. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require us to estimate market lease rates, property operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate estimates would result in an incorrect valuation of our acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of our net income.

We calculate the fair value of assumed long-term debt by discounting the remaining contractual cash flows on each instrument at the current market rate for those borrowings, which we approximate based on the rate at which we would expect to incur a replacement instrument on the date of acquisition, and recognize any fair value adjustments related to long-term debt as effective yield adjustments over the remaining term of the instrument.

Impairment of Real Estate and Related Intangible Assets — We monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate and related intangible assets may be impaired. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets may be greater than fair value, we will assess the recoverability, considering recent operating results, expected net operating cash flow, and plans for future operations. If, based on this analysis of undiscounted cash flows, we do not believe that we will be able to recover the carrying value of the real estate and related intangible assets, we would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets as defined by ASC 360, Property, Plant, and Equipment. Particular examples of events and changes in circumstances that could indicate potential impairments are significant decreases in occupancy, rental income, operating income and market values.

Fair Value

Fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Our assessment of the significance of a particular input to the fair value measurement requires judgment and considers factors specific to the asset or liability. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:

Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 — Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).

Level 3 — Unobservable inputs, only used to the extent that observable inputs are not available, reflect our assumptions about the pricing of an asset or liability.

Revenue Recognition

We recognize minimum rent, including rental abatements and contractual fixed increases attributable to operating leases, on a straight-line basis over the terms of the related leases, and we include amounts expected to be received in later years in deferred rents receivable. Our policy for percentage rental income is to defer recognition of contingent rental income until the specified target (i.e., breakpoint) that triggers the contingent rental income is achieved.

We record property operating expense reimbursements due from tenants for common area maintenance, real estate taxes and other recoverable costs in the period the related expenses are incurred. We make certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. We do not expect the actual results to differ from the estimated reimbursement.

We make estimates of the collectability of our tenant receivables related to base rents, expense reimbursements and other revenue or income. We specifically analyze accounts receivable and historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, we will make estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectability of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. These estimates have a direct impact on our net income because a higher bad debt reserve results in less net income.

We record lease termination income if there is a signed termination letter agreement, all of the conditions of the agreement have been met, collectability is reasonably assured and the tenant is no longer occupying the property. Upon early lease termination, we provide for losses related to unrecovered intangibles and other assets.

We will recognize gains on sales of real estate pursuant to the provisions of ASC 605-976, Accounting for Sales of Real Estate (“ASC 605-976”). The specific timing of a sale will be measured against various criteria in ASC 605-976 related to the terms of the transaction and any continuing involvement associated with the property. If the criteria for profit recognition under the full-accrual method are not met, we will defer gain recognition and account for the continued operations of the property by applying the percentage-of-completion, reduced profit, deposit, installment or cost recovery methods, as appropriate, until the appropriate criteria are met.

Class B Units

Under the terms of the Agreement of Limited Partnership of our operating partnership, as amended, we issue to the Advisor and Sub-advisor units of our operating partnership designated as “Class B units” in connection with the asset management services provided by the Advisor and Sub-advisor.

The Class B units will vest, and will no longer be subject to forfeiture, at such time as all of the following events occur: (x) the value of our operating partnership’s assets plus all distributions made equals or exceeds the total amount of capital contributed by investors plus a 6% cumulative, pre-tax, non-compounded, annual return thereon (the “economic hurdle” or the “market condition”); (y) any one of the following occurs: (1) the termination of the advisory agreement by an affirmative vote of a majority of our independent directors without cause, provided that we do not engage the Sub-advisor or an affiliate of the advisor or Sub-advisor as our new external advisor following such termination; (2) a listing event; or (3) another liquidity event; and (z) the Advisor is still providing advisory services to us (the “service condition”). Such Class B units will be forfeited immediately if: (a) the advisory agreement is terminated for cause; or (b) the advisory agreement is terminated by an affirmative vote of a majority of our independent directors without cause before the economic hurdle has been met.

We have concluded that the Advisor and Sub-advisor’s performance under the advisory agreement and the sub-advisory agreement is not complete until they have served as the Advisor and Sub-advisor through the date of a Liquidity Event because, prior to such date, the Class B units are subject to forfeiture by the Advisor and Sub-advisor. A Liquidity Event is defined as being the first to occur of the following: (i) a listing, (ii) a termination without cause (as discussed above), or (iii) another Liquidity Event. Additionally, the Advisor and Sub-advisor have no disincentive for nonperformance other than the forfeiture of Class B units, which is not a sufficiently large disincentive for nonperformance and, accordingly, no performance commitment exists. As a result, we have concluded the measurement date occurs when a Liquidity Event has occurred and at such time the Advisor and Sub-advisor have continued providing advisory services, and that the Class B units are not considered issued until such a Liquidity Event.

The Class B units have both a market condition and a service condition up to and through a Liquidity Event. We intend to recognize costs during periods prior to the final measurement date in accordance with GAAP. As a result, the vesting of Class B units occurs only upon completion of both a market condition and service condition. The satisfaction of the market or service condition is not probable and thus no compensation will be recognized unless the market condition or service condition becomes probable.

Because the Advisor and Sub-advisor can be terminated without cause before a Liquidity Event occurs and at such time the market condition and service condition may not be met, the Class B units may be forfeited. Additionally, if the market condition and service condition had been met and a Liquidity Event had not occurred, the Advisor and Sub-advisor could not control the Liquidity Event because each of the aforementioned events that represent a Liquidity Event must be approved unanimously by our independent directors. As a result, we have concluded that the service condition is not probable.

Based on our conclusion of the market condition and service condition not being probable, the Class B Units will be treated as unissued for accounting purposes until the market condition, service condition and Liquidity Event have been achieved. Distributions paid to the Advisor and Sub-advisor will be treated as compensation expense. This expense is calculated as the product of the number of unvested units issued to date and the stated distribution rate, which is same rate used for the distributions paid to our common stockholders, at the time such distribution is authorized.

Impact of Recently Issued Accounting Pronouncements — The following table provides a brief description of recent accounting pronouncements that could have a material effect on our financial statements:

Standard	Description	Date of Adoption	Effect on the Financial Statements or Other Significant Matters
ASU 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.	The amendments in this
update raise the threshold
for a property disposal to
qualify as a discontinued
operation and require new
disclosures of both
discontinued operations
and certain other disposals
that do not meet the
definition of a
discontinued operation.	January 1, 2015	The adoption of this
pronouncement may result
in property disposals not
qualifying for discontinued
operations presentation, and
thus the results of those
disposals will remain in
income from continuing
operations.

Subsequent Events — Certain events, such as the declaration of distributions and the acquisition of additional properties occurred subsequent to December 31, 2014 through the filing of this annual report. Refer to Note 13 to our consolidated financial statements in this annual report for further explanation.

Experts

The following information supplements the disclosure in this prospectus under the heading “Experts.”

The consolidated financial statements and financial statement schedule of Phillips Edison Grocery Center REIT II, Inc. and its subsidiaries as of December 31, 2014 and December 31, 2013 and for the year ended December 31, 2014 and the period from June 5, 2013 (formation) to December 31, 2013 included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements and financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Financial Statements	Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2014 and 2013	F-3
Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2014 and the period from June 5, 2013 (formation) to December 31, 2013	F-4
Consolidated Statements of Equity for the year ended December 31, 2014 and the period from June 5, 2013 (formation) to December 31, 2013	F-5
Consolidated Statements of Cash Flows for the year ended December 31, 2014 and the period from June 5, 2013 (formation) to December 31, 2013	F-6
Notes to Consolidated Financial Statements	F-7
Real Estate Assets and Accumulated Depreciation (Schedule III)*	F-27

*	All schedules other than the one listed in the index have been omitted as the required information is either not applicable or the information is already presented in the consolidated financial statements or the related notes.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Phillips Edison Grocery Center REIT II, Inc.
Cincinnati, Ohio

We have audited the accompanying consolidated balance sheets of Phillips Edison Grocery Center REIT II, Inc., formerly known as Phillips Edison - ARC Grocery Center REIT II, Inc., and subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of operations and comprehensive loss, equity, and cash flows for the year ended December 31, 2014 and the period from June 5, 2013 (formation) to December 31, 2013. Our audit for the year ended December 31, 2014, also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Phillips Edison Grocery Center REIT II, Inc. and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for the year ended December 31, 2014 and the period from June 5, 2013 (formation) to December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio
March 5, 2015

PHILLIPS EDISON GROCERY CENTER REIT II, INC.

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2014 AND 2013
(In thousands, except per share amounts)

	2014	2013
ASSETS
Investment in real estate:
Land and improvements	$103,612	$—
Building and improvements	204,860	—
Acquired intangible lease assets	33,082	—
Total investment in real estate assets	341,554	—
Accumulated depreciation and amortization	(3,689)	—
Total investment in real estate assets, net	337,865	—
Cash and cash equivalents	179,117	100
Restricted cash	236	—
Deferred financing expense, net of accumulated amortization of $379 and $0, respectively	3,073	—
Other assets, net	6,345	2,248
Total assets	$526,636	$2,348
LIABILITIES AND EQUITY
Liabilities:
Mortgages and loans payable	$29,928	$—
Notes payable	—	296
Acquired below market lease intangibles, less accumulated amortization of $330 and $0, respectively	16,919	—
Accounts payable – affiliates	3,386	1,988
Accounts payable and other liabilities	7,902	9
Total liabilities	58,135	2,293
Commitments and contingencies (Note 9)	—	—
Equity:
Preferred stock, $0.01 par value per share, 10,000 shares authorized, zero shares issued and outstanding at December 31, 2014 and 2013	—	—
Common stock, $0.01 par value per share, 1,000,000 shares authorized, 22,548 and 9 shares issued and outstanding at December 31, 2014 and 2013, respectively	225	—
Additional paid-in capital	490,996	200
Accumulated deficit	(22,720)	(145)
Total equity	468,501	55
Total liabilities and equity	$526,636	$2,348

See notes to consolidated financial statements.

PHILLIPS EDISON GROCERY CENTER REIT II, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEAR ENDED DECEMBER 31, 2014 AND
FOR THE PERIOD FROM JUNE 5, 2013 (FORMATION) TO DECEMBER 31, 2013
(In thousands, except per share amounts)

	2014	2013
Revenues:
Rental income	$6,434	$—
Tenant recovery income	1,973	—
Other property income	38	—
Total revenues	8,445	—
Expenses:
Property operating	1,651	—
Real estate taxes	966	—
General and administrative	1,606	145
Acquisition expenses	5,449	—
Depreciation and amortization	3,516	—
Total expenses	13,188	145
Other income (expense):
Interest expense, net	(1,206)	—
Other income	116	—
Net loss	$(5,833)	$(145)
Per share information – basic and diluted:
Loss per share – basic and diluted	$(0.57)	$(16.31)
Weighted-average common shares outstanding – basic and diluted	10,302	9
Comprehensive loss:
Net loss	$(5,833)	$(145)
Other comprehensive income	—	—
Comprehensive loss	$(5,833)	$(145)

See notes to consolidated financial statements.

PHILLIPS EDISON GROCERY CENTER REIT II, INC.

CONSOLIDATED STATEMENTS OF EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014 AND FOR THE PERIOD
FROM JUNE 5, 2013 (FORMATION) TO DECEMBER 31, 2013
(In thousands, except per share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balance at June 5, 2013 (formation)	—	$—	$—	$—	$—
Issuance of common stock	9	—	200	—	200
Net loss	—	—	—	(145)	(145)
Balance at December 31, 2013	9	$—	$200	$(145)	$55
Issuance of common stock	22,238	222	552,909	—	553,131
Share repurchases	(1)	—	(115)	—	(115)
Distribution Reinvestment Plan (“DRIP”)	302	3	7,159	—	7,162
Common distributions declared, $1.49 per share	—	—	—	(16,742)	(16,742)
Offering costs	—	—	(69,157)	—	(69,157)
Net loss	—	—	—	(5,833)	(5,833)
Balance at December 31, 2014	22,548	$225	$490,996	$(22,720)	$468,501

See notes to consolidated financial statements.

PHILLIPS EDISON GROCERY CENTER REIT II, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014 AND FOR THE PERIOD
FROM JUNE 5, 2013 (FORMATION) TO DECEMBER 31, 2013
(In thousands)

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,833)	$(145)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,475	—
Net amortization of above-and below-market leases	(152)	—
Amortization of deferred financing expense	379	—
Straight-line rental income	(256)	—
Changes in operating assets and liabilities:
Other assets	(3,235)	(390)
Accounts payable and other liabilities	4,258	9
Accounts payable – affiliates	53	130
Net cash used in operating activities	(1,311)	(396)
CASH FLOWS FROM INVESTING ACTIVITIES
Real estate acquisitions	(295,451)	—
Capital expenditures	(638)	—
Change in restricted cash	(236)	—
Net cash used in investing activities	(296,325)	—
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	553,131	200
Payment of offering costs	(65,954)	—
Distributions paid, net of DRIP	(6,535)	—
Repurchases of common stock	(33)	—
Payments on mortgages and loans payable	(208)	—
Proceeds from notes payable	—	296
Payments on notes payable	(296)	—
Payments of deferred financing expenses	(3,452)	—
Net cash provided by financing activities	476,653	496
NET INCREASE IN CASH AND CASH EQUIVALENTS	179,017	100
CASH AND CASH EQUIVALENTS:
Beginning of period	100	—
End of period	$179,117	$100
SUPPLEMENTAL CASHFLOW DISCLOSURE, INCLUDING NON-CASH INVESTING AND FINANCING ACTIVITIES:
Cash paid for interest	$524	$—
Fair value of assumed debt	30,177	—
Accrued capital expenditures	508	—
Change in offering costs payable to sponsor(s)	1,345	1,858
Reclassification of deferred offering costs to additional paid-in capital	1,858	—
Change in distributions payable	3,045	—
Change in accrued share repurchase obligation	82	—
Distributions reinvested	7,162	—

See notes to consolidated financial statements.

Phillips Edison Grocery Center REIT II, Inc.

Notes to Consolidated Financial Statements

1. ORGANIZATION

Phillips Edison Grocery Center REIT II, Inc., formerly known as Phillips Edison — ARC Grocery Center REIT II, Inc., (“we”, the “Company”, “our”, or “us”) was formed as a Maryland corporation on June 5, 2013. Substantially all of our business is conducted through Phillips Edison — Grocery Center Operating Partnership II, L.P., formerly known as Phillips Edison — ARC Grocery Center Operating Partnership II, L.P., (the “Operating Partnership”), a Delaware limited partnership formed on June 4, 2013. We are a limited partner of the Operating Partnership, and our wholly owned subsidiary, PE-Grocery Center OP GP II LLC, formerly known as PE-ARC Grocery Center OP GP II LLC, is the sole general partner of the Operating Partnership. As we accept subscriptions for shares in our continuous public offering, we will transfer all of the net proceeds of the offering to the Operating Partnership as a capital contribution in exchange for units of limited partnership interest; however, we are deemed to have made capital contributions in the amount of the gross offering proceeds received from investors.

We are offering to the public, pursuant to a registration statement filed on Form S-11 with the Securities and Exchange Commission and deemed effective on November 25, 2013, $2.475 billion in shares of common stock on a “reasonable best efforts” basis in our initial public offering (“our initial public offering”). Our initial public offering consists of a primary offering of $2.0 billion in shares offered to investors at a price of $25.00 per share, with discounts available for certain categories of purchasers, and $0.475 billion in shares offered to stockholders pursuant to a distribution reinvestment plan (the “DRIP”) at a price of $23.75 per share. We have the right to reallocate the shares of common stock offered between the primary offering and the DRIP. On January 22, 2015, our board of directors made the determination to close the primary portion of our initial public offering upon the earlier of (i) June 30, 2015 or (ii) the sale of $1.6 billion in shares of our common stock.

Our advisor is American Realty Capital PECO II Advisors, LLC (the “Advisor”), a newly organized limited liability company that was formed in the State of Delaware on July 9, 2013 and is under common control with AR Capital LLC (the “AR Capital sponsor”). We have entered into an advisory agreement with the Advisor which makes the Advisor responsible for the management of our day-to-day activities and the implementation of our investment strategy. The Advisor has delegated certain duties under the advisory agreement, including the management of our day-to-day operations and our portfolio of real estate assets, to Phillips Edison NTR II LLC (the “Sub-advisor”), which is directly or indirectly owned by Phillips Edison Limited Partnership (the “Phillips Edison sponsor”), and Michael Phillips and Jeffrey Edison, principals of our Phillips Edison sponsor. Notwithstanding such delegation to the Sub-advisor, the Advisor retains ultimate responsibility for the performance of all the matters entrusted to it under the advisory agreement.

We invest primarily in well-occupied grocery-anchored neighborhood and community shopping centers having a mix of creditworthy national and regional retailers selling necessity-based goods and services in strong demographic markets throughout the United States. In addition, we may invest in other retail properties including power and lifestyle shopping centers, multi-tenant shopping centers, free-standing single-tenant retail properties, and other real estate and real estate-related loans and securities depending on real estate market conditions and investment opportunities that we determine are in the best interests of our stockholders. We expect that retail properties primarily would underlie or secure the real estate-related loans and securities in which we may invest.

As of December 31, 2014, we owned fee simple interests in 20 real estate properties, acquired from third parties unaffiliated with us, the Advisor, or the Sub-advisor.

Phillips Edison Grocery Center REIT II, Inc.

Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation — The accompanying consolidated financial statements include our accounts and the accounts of the Operating Partnership and its wholly-owned subsidiaries (over which we exercise financial and operating control). The financial statements of the Operating Partnership are prepared using accounting policies consistent with our accounting policies. All intercompany balances and transactions are eliminated upon consolidation.

Use of Estimates — The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. For example, significant estimates and assumptions have been made with respect to the useful lives of assets; recoverable amounts of receivables; initial valuations of tangible and intangible assets and liabilities and related amortization periods of deferred costs and intangibles, particularly with respect to property acquisitions and other fair value measurement assessments required for the preparation of consolidated financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents — We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value and may consist of investments in money market accounts and money market funds. The cash and cash equivalent balances at one or more of our financial institutions exceeds the Federal Depository Insurance Corporation (FDIC) insurance coverage.

Restricted Cash — Restricted cash primarily consists of escrowed tenant improvement funds, real estate taxes, capital improvement funds, insurance premiums, and other amounts required to be escrowed pursuant to loan agreements.

Organizational and Offering Costs — The Advisor and Sub-advisor have paid offering expenses on our behalf. Pursuant to the terms of our advisory agreement with the Advisor, we will reimburse the Advisor and the Sub-advisor on a monthly basis for these costs and future offering costs it, they or any of their respective affiliates may incur on our behalf but only to the extent that the reimbursement would not exceed 2.0% of gross offering proceeds raised in all primary offerings measured at the completion of such primary offering or cause the selling commissions, the dealer manager fee and the other organization and offering expenses borne by us to exceed 15.0% of gross offering proceeds as of the date of the reimbursement. Organization and offering expenses include all expenses (other than selling commissions and the dealer manager fee) incurred by or on behalf of us in connection with or in preparing for the registration of and subsequently offering and distributing our shares of common stock to the public, which may include, but are not limited to, expenses for printing, engraving and mailing; compensation of employees while engaged in sales activity; charges of transfer agents, registrars, trustees, escrow holders, depositaries and experts; third-party due diligence fees as set forth in detailed and itemized invoices; and expenses of qualification of the sale of the securities under federal and state laws, including taxes and fees, accountants’ and attorneys’ fees. Pursuant to the terms of the sub-advisory agreement between the Advisor and Sub-advisor, this organization and offering expense limitation of 2.0% is apportioned as follows: 1.5% to our Sub-advisor; and 0.5% to our Advisor. Organizational costs are expensed as incurred by us, the Advisor, Sub-advisor or their respective affiliates on behalf of us. Offering costs are recorded as additional paid-in capital in the consolidated statements of equity.

Investment in Property and Lease Intangibles — Real estate assets we have acquired are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method. The estimated useful lives for computing depreciation are generally 5 – 7 years for furniture, fixtures and equipment, 15 years for land improvements and 30 years for buildings and building improvements. Tenant improvements are amortized

Phillips Edison Grocery Center REIT II, Inc.

Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

over the shorter of the respective lease term or the expected useful life of the asset. Major replacements that extend the useful lives of the assets are capitalized, and maintenance and repair costs are expensed as incurred.

Real estate assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the individual property may not be recoverable. In such an event, a comparison will be made of the projected operating cash flows of each property on an undiscounted basis to the carrying amount of such property. Such carrying amount would be adjusted, if necessary, to estimated fair values to reflect impairment in the value of the asset. We recorded no impairments for the year ended December 31, 2014 and for the period from June 5, 2013 (formation) to December 31, 2013.

The results of operations of acquired properties are included in our results of operations from their respective dates of acquisition. We assess the acquisition-date fair values of all tangible assets, identifiable intangibles and assumed liabilities using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis and replacement cost) and that utilize appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it was vacant. Acquisition-related costs are expensed as incurred.

The fair values of buildings and improvements are determined on an as-if-vacant basis. The estimated fair value of acquired in-place leases is the cost we would have incurred to lease the properties to the occupancy level of the properties at the date of acquisition. Such estimates include leasing commissions, legal costs and other direct costs that would be incurred to lease the properties to such occupancy levels. Additionally, we evaluate the time period over which such occupancy levels would be achieved. Such evaluation includes an estimate of the net market-based rental revenues and net operating costs (primarily consisting of real estate taxes, insurance and utilities) that would be incurred during the lease-up period. Acquired in-place leases as of the date of acquisition are amortized over the weighted-average remaining lease terms.

Acquired above- and below-market lease values are recorded based on the present value (using interest rates that reflect the risks associated with the leases acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and management’s estimate of the market lease rates for the corresponding in-place leases. The capitalized above- and below-market lease values are amortized as adjustments to rental income over the remaining terms of the respective leases. We also consider fixed rate renewal options in our calculation of the fair value of below-market leases and the periods over which such leases are amortized. If a tenant has a unilateral option to renew a below-market lease and we determine that the tenant has a financial incentive to exercise such option, we include such an option in the calculation of the fair value of such lease and the period over which the lease is amortized.

Management estimates the fair value of assumed mortgage notes payable based upon indications of then-current market pricing for similar types of debt with similar maturities. Assumed mortgage notes payable are initially recorded at their estimated fair value as of the assumption date, and the difference between such estimated fair value and the note’s outstanding principal balance is amortized over the life of the mortgage note payable as an adjustment to interest expense.

Deferred Financing Expenses — Deferred financing expenses are capitalized and amortized on a straight-line basis over the term of the related financing arrangement, which approximates the effective interest method. Deferred financing expenses incurred during the year ended December 31, 2014 were approximately $3.5 million. Amortization of deferred financing expenses for the year ended December 31, 2014 was approximately $0.4 million and was recorded in interest expense in the consolidated statements of operations and comprehensive loss.

Phillips Edison Grocery Center REIT II, Inc.

Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Fair Value Measurement — ASC 820, Fair Value Measurement (“ASC 820”) defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements. ASC 820 emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement. Fair value is defined by ASC 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:

Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 — Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).

Level 3 — Unobservable inputs, only used to the extent that observable inputs are not available, reflect our assumptions about the pricing of an asset or liability.

Revenue Recognition — We commence revenue recognition on our leases based on a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. Generally, this occurs on the lease commencement date. The determination of who is the owner, for accounting purposes, of the tenant improvements determines the nature of the leased asset and when revenue recognition under a lease begins. If we are the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space, and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete.

If we conclude that we are not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset is the unimproved space and any tenant improvement allowances funded under the lease are treated as lease incentives, which reduce revenue recognized over the term of the lease. In these circumstances, we begin revenue recognition when the lessee takes possession of the unimproved space to construct their own improvements. We consider a number of different factors in evaluating whether we or the lessee is the owner of the tenant improvements for accounting purposes. These factors include:

•	whether the lease stipulates how and on what a tenant improvement allowance may be spent;
•	whether the tenant or landlord retains legal title to the improvements;
•	the uniqueness of the improvements;
•	the expected economic life of the tenant improvements relative to the length of the lease; and
•	who constructs or directs the construction of the improvements.

We recognize rental income on a straight-line basis over the term of each lease. The difference between rental income earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable and is included as a component of other assets, net. Due to the impact of the straight-line basis, rental income generally will be greater than the cash collected in the early years and will be less than the cash collected in the later years of a lease. Our policy for percentage

Phillips Edison Grocery Center REIT II, Inc.

Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

rental income is to defer recognition of contingent rental income until the specified target (i.e. breakpoint) that triggers the contingent rental income is achieved.

Reimbursements from tenants for recoverable real estate tax and operating expenses are accrued as revenue in the period in which the applicable expenses are incurred. We make certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. We do not expect the actual results to materially differ from the estimated reimbursements.

We periodically review the collectability of outstanding receivables. Allowances will be taken for those balances that we deem to be uncollectible, including any amounts relating to straight-line rent receivables and/or receivables for recoverable expenses. As of December 31, 2014 the bad debt reserve was $4,000. There was no bad debt reserve as of December 31, 2013, as we had not commenced operations.

We record lease termination income if there is a signed termination agreement, all of the conditions of the agreement have been met, collectability is reasonably assured and the tenant is no longer occupying the property. Upon early lease termination, we provide for losses related to unrecovered tenant-specific intangibles and other assets.

Income Taxes — We have elected to be taxed as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”). Our qualification and taxation as a REIT depends on our ability, on a continuing basis, to meet certain organizational and operational qualification requirements imposed upon REITs by the Code. If we fail to qualify as a REIT for any reason in a taxable year, we will be subject to tax on our taxable income at regular corporate rates. We would not be able to deduct distributions paid to stockholders in any year in which we fail to qualify as a REIT. We will also be disqualified for the four taxable years following the year during which qualification was lost unless we are entitled to relief under specific statutory provisions. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income, property or net worth, respectively, and to federal income and excise taxes on our undistributed income. Additionally, GAAP prescribes a recognition threshold and measurement attribute for the financial statement recognition of a tax position taken, or expected to be taken, in a tax return. A tax position may only be recognized in the consolidated financial statements if it is more likely than not that the tax position will be sustained upon examination. We believe it is more likely than not that our tax positions will be sustained in any tax examinations.

The tax composition of our distributions declared for the year ended December 31, 2014 was as follows:

2014
Ordinary Income	14.71%
Return of Capital	85.29%
Total	100.00%

Repurchase of Common Stock — We offer a share repurchase program which may allow certain stockholders to have their shares repurchased subject to approval and certain limitations and restrictions (see Note 3). We account for those financial instruments that represent our mandatory obligation to repurchase shares as liabilities to be reported at settlement value. When shares are presented for repurchase, we will reclassify such obligations from redeemable common stock to a liability based upon their respective settlement values.

Under our share repurchase program, the maximum amount of common stock that we are required to redeem, at the shareholder’s election, during any calendar year is limited, among other things, to 5% of the weighted-average number of shares outstanding during the prior calendar year. The maximum amount is reduced each reporting period by the current year share redemptions to date. We record amounts that are redeemable under the share repurchase program as redeemable common stock outside of permanent equity in our consolidated balance sheets because redemptions are at the option of the holders and are not solely within

Phillips Edison Grocery Center REIT II, Inc.

Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

our control. Changes in the amount of redeemable common stock from period to period are recorded as an adjustment to capital in excess of par value. As of December 31, 2014 and 2013, we did not have any redeemable common stock, as there were no shares that met the requirements for redemption.

Class B Units — Under the terms of the Agreement of Limited Partnership of the Operating Partnership, we will issue to the Advisor and Sub-advisor units of the Operating Partnership designated as “Class B units” in connection with the asset management services provided by the Advisor and Sub-advisor.

The Class B units will vest, and will no longer be subject to forfeiture, at such time as all of the following events occur: (x) the value of the Operating Partnership’s assets plus all distributions made equals or exceeds the total amount of capital contributed by investors plus a 6% cumulative, pre-tax, non-compounded, annual return thereon (the “economic hurdle” or the “market condition”); (y) any one of the following occurs: (1) the termination of the advisory agreement by an affirmative vote of a majority of our independent directors without cause, provided that we do not engage the Sub-advisor or an affiliate of the Advisor or Sub-advisor as our new external adviser following such termination; (2) a listing event; or (3) another liquidity event; and (z) the Advisor is still providing advisory services to us (the “service condition”). Such Class B units will be forfeited immediately if: (a) the advisory agreement is terminated for cause; or (b) the advisory agreement is terminated by an affirmative vote of a majority of our independent directors without cause before the economic hurdle has been met, provided that we do not engage the Sub-advisor or an affiliate of the Advisor or Sub-advisor as our new external adviser following such termination.

We have concluded that the Advisor and Sub-advisor’s performance under the advisory agreement and the sub-advisory agreement is not complete until they have served as the Advisor and Sub-advisor through the date of a Liquidity Event because, prior to such date, the Class B units are subject to forfeiture by the Advisor and Sub-advisor. A Liquidity Event is defined as being the first to occur of the following: (i) a listing, (ii) a termination without cause (as discussed above), or (iii) another Liquidity Event. Additionally, the Advisor and Sub-advisor have no disincentive for nonperformance other than the forfeiture of Class B units, which is not a sufficiently large disincentive for nonperformance and, accordingly, no performance commitment exists. As a result, we have concluded the measurement date occurs when a Liquidity Event has occurred and at such time the Advisor and Sub-advisor have continued providing advisory services, and that the Class B units are not considered issued until such a Liquidity Event.

The Class B units have both a market condition and a service condition up to and through a Liquidity Event. We intend to recognize costs during periods prior to the final measurement date in accordance with GAAP. As a result, the vesting of Class B units occurs only upon completion of both a market condition and service condition. The satisfaction of the market or service condition is not probable and thus no compensation will be recognized unless the market condition or service condition becomes probable.

Because the Advisor and Sub-advisor can be terminated without cause before a Liquidity Event occurs and at such time the market condition and service condition may not be met, the Class B units may be forfeited. Additionally, if the market condition and service condition had been met and a Liquidity Event had not occurred, the Advisor and Sub-advisor could not control the Liquidity Event because each of the aforementioned events that represent a Liquidity Event must be approved by our independent directors. As a result, we have concluded that the service condition is not probable.

Based on our conclusion of the market condition and service condition not being probable, the Class B Units will be treated as unissued for accounting purposes until the market condition, service condition and Liquidity Event have been achieved. Distributions paid to the Advisor and Sub-advisor will be treated as compensation expense. This expense is calculated as the product of the number of unvested units issued to date and the stated distribution rate, which is same rate used for the distributions paid to our common stockholders, at the time such distribution is authorized.

Phillips Edison Grocery Center REIT II, Inc.

Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Earnings Per Share — Earnings per share are calculated based on the weighted-average number of common shares outstanding during each period. Diluted income per share considers the effect of any potentially dilutive share equivalents for the year ended December 31, 2014.

There were 17,515 Class B units of the Operating Partnership outstanding and held by the Advisor and the Sub-advisor as of December 31, 2014. The vesting of the Class B units is contingent upon a market condition and service condition. The satisfaction of the market or service condition was not probable as of December 31, 2014, and, therefore, the Class B units are not included in earnings per share.

Segment Reporting — We assess and measure operating results of our properties based on net property operations. We internally evaluate the operating performance of our portfolio of properties and do not differentiate properties by geography, size or type. Each of our investment properties is considered a separate operating segment, and as each property earns revenue and incurs expenses, individual operating results are reviewed and discrete financial information is available. However, the properties are aggregated into one reportable segment as they have similar economic characteristics, we provide similar services to the tenants at each of our properties, and we evaluate the collective performance of our properties. Accordingly, we did not report any other segment disclosures in 2014.

Impact of Recently Issued Accounting Pronouncements — The following table provides a brief description of recent accounting pronouncements that could have a material effect on our financial statements:

Standard	Description	Date of Adoption	Effect on the Financial Statements or Other Significant Matters
ASU 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.	The amendments in this
update raise the threshold
for a property disposal to
qualify as a discontinued
operation and require new
disclosures of both
discontinued operations
and certain other disposals
that do not meet the
definition of a
discontinued operation.	January 1, 2015	The adoption of this
pronouncement may result
in property disposals not
qualifying for discontinued
operations presentation, and
thus the results of those
disposals will remain in
income from continuing
operations.

Reclassification — Deferred offering costs were reclassified to other assets, net on our consolidated balance sheet as of December 31, 2013 to conform to the current year presentation.

3. EQUITY

General — We have the authority to issue a total of 1 billion shares of common stock with a par value of $0.01 per share and 10 million shares of preferred stock, $0.01 par value per share. As of December 31, 2014, we had issued 22.5 million shares of common stock, generating gross proceeds of $560.5 million. As of December 31, 2014, we had issued no shares of preferred stock. The holders of common stock are entitled to one vote per share on all matters voted on by stockholders, including election of the board of directors. Our charter does not provide for cumulative voting in the election of directors.

Distribution Reinvestment Plan — We have adopted the DRIP that allows stockholders to invest distributions in additional shares of our common stock at a price equal to $23.75 per share. Stockholders who elect to participate in the DRIP, and who are subject to U.S. federal income taxation laws, will incur a tax liability on an amount equal to the fair value on the relevant distribution date of the shares of our common stock purchased with reinvested distributions, even though such stockholders have elected not to receive the

Phillips Edison Grocery Center REIT II, Inc.

Notes to Consolidated Financial Statements

3. EQUITY  – (continued)

distributions used to purchase those shares of common stock in cash. Distributions reinvested through the DRIP for the year ended December 31, 2014 were $7.2 million.

Share Repurchase Program — Our share repurchase program may provide a limited opportunity for stockholders to have shares of common stock repurchased, subject to certain restrictions and limitations, at a price equal to or at a discount from the stockholders’ original purchase prices paid for the shares being repurchased.

Repurchase of shares of common stock will be made at least quarterly upon written notice received by us by 4:00 p.m. Eastern time on the last business day prior to a quarterly financial filing. Stockholders may withdraw their repurchase request at any time before 4:00 p.m. Eastern time on the last business day prior to a quarterly financial filing.

The board of directors may, in its sole discretion, amend, suspend, or terminate the share repurchase program at any time. If the board of directors decides to amend, suspend or terminate the share repurchase program, stockholders will be provided with no less than 30 days’ written notice.

No repurchases of shares were made pursuant to our share repurchase program during the year ended December 31, 2014, as there were not sufficient shares of our common stock outstanding during the year ended December 31, 2013 to allow for share repurchases under the terms of our share repurchase program. However, our board of directors authorized the repurchase of a certain number of shares outside of our share repurchase program during the year ended December 31, 2014. The following table presents information regarding the shares repurchased during the year ended December 31, 2014:

2014
Shares repurchased	1,300
Cost of repurchases	$32,500
Average repurchase price	$25.00

There were no shares repurchased during the period from June 5, 2013 (formation) to December 31, 2013.

We record a liability representing our obligation to repurchase shares of common stock submitted for repurchase as of year end but not yet repurchased. Below is a summary of our obligation to repurchase shares of common stock recorded as a component of accounts payable and other liabilities on our consolidated balance sheet as of December 31, 2014:

2014
Shares submitted for repurchase	3,300
Liability recorded	$82,500

4. FAIR VALUE MEASUREMENT

The following describes the methods we use to estimate the fair value of our financial and non-financial assets and liabilities:

Cash and cash equivalents and restricted cash — We consider the carrying values of these financial instruments to approximate fair value because of the short period of time between origination of the instruments and their expected realization. Included in cash and cash equivalents as of December 31, 2014, we had $30.0 million money market fund for which we consider the carrying value to approximate fair value based on Level 1 inputs.

Accounts receivable and accounts payable — We consider the carrying values of these financial instruments to approximate fair value because of the short period of time between origination of the instruments and their expected realization.

Phillips Edison Grocery Center REIT II, Inc.

Notes to Consolidated Financial Statements

4. FAIR VALUE MEASUREMENT  – (continued)

Real estate investments — The purchase prices of the investment properties, including related lease intangible assets and liabilities, were allocated at estimated fair value based on Level 3 inputs, such as discount rates, capitalization rates, comparable sales, replacement costs, income and expense growth rates and current market rents and allowances as determined by management.

Mortgages and loans payable  — We estimate the fair value of our debt by discounting the future cash flows of each instrument at rates currently offered for similar debt instruments of comparable maturities by our lenders using Level 3 inputs. The discount rate used approximates current lending rates for loans or groups of loans with similar maturities and credit quality, assuming the debt is outstanding through maturity and considering the debt’s collateral (if applicable). Such discount rate was 4.30% for secured fixed-rate debt as of December 31, 2014. We did not have any mortgage loans as of December 31, 2013. We have utilized market information, as available, or present value techniques to estimate the amounts required to be disclosed. The fair value and recorded value of our borrowings as of December 31, 2014, were $31.1 million and $29.9 million, respectively.

5. REAL ESTATE ACQUISITIONS

For the year ended December 31, 2014, we acquired 20 grocery-anchored retail centers for a combined purchase price of approximately $323.4 million, including $28.5 million of assumed debt with a fair value of $30.2 million. The following tables present certain additional information regarding our acquisitions. We allocated the purchase price of these acquisitions to the fair value of the assets acquired and liabilities assumed as follows (in thousands):

Acquisition	Land and Improvements	Building and Improvements	Acquired In-Place Leases	Acquired Above-Market Leases	Acquired Below- Market Leases	Total Assets and Lease Liabilities Acquired	Debt Assumed	Net Assets Acquired
Bethany Village Shopping Center	$4,833	$5,474	$844	$—	$—	$11,151	$—	$11,151
Staunton Plaza	4,311	10,035	1,310	1,905	(46)	17,515	12,934	4,581
Northpark Village	1,467	6,212	632	20	(131)	8,200	—	8,200
Spring Cypress Village	8,219	11,731	1,385	65	—	21,400	—	21,400
Kipling Marketplace	3,108	8,547	1,347	136	(788)	12,350	—	12,350
Lake Washington Crossing	3,617	9,121	1,596	—	(934)	13,400	—	13,400
MetroWest Village	4,665	12,528	1,417	42	(36)	18,616	—	18,616
Kings Crossing	4,064	8,918	986	32	—	14,000	—	14,000
Commonwealth Square	6,811	12,962	1,342	244	(1,805)	19,554	7,355	12,199
Colonial Promenade	9,132	21,733	3,294	93	(975)	33,277	—	33,277
Point Loomis Shopping Center	4,380	8,145	1,518	—	(3,694)	10,349	—	10,349
DDR Portfolio(1)	3,147	8,397	1,873	22	(1,886)	11,553	—	11,553
Laguna 99 Plaza	5,264	12,298	1,581	179	(72)	19,250	—	19,250
Southfield Center	5,307	12,781	1,666	64	(944)	18,874	—	18,874
Shasta Crossroads	5,818	19,148	1,917	521	(1,629)	25,775	—	25,775
Spivey Junction	4,359	7,179	1,108	28	(979)	11,695	—	11,695
Quivira Crossings	6,104	9,305	1,817	52	(1,628)	15,650	9,888	5,762
Plaza Farmington	8,564	6,074	1,383	433	(739)	15,715	—	15,715
Crossroads of Shakopee	10,180	13,602	2,088	142	(962)	25,050	—	25,050
Total	$103,350	$204,190	$29,104	$3,978	$(17,248)	$323,374	$30,177	$293,197

(1)	The DDR Portfolio consists of the acquisition of two properties (Hilander Village and Milan Plaza) in a single transaction on October 22, 2014.

Phillips Edison Grocery Center REIT II, Inc.

Notes to Consolidated Financial Statements

5. REAL ESTATE ACQUISITIONS  – (continued)

The amounts recognized for revenues, acquisition expenses and net income (loss) from the acquisition date to December 31, 2014 related to the operating activities of our acquisitions are as follows (in thousands):

Acquisition	Acquisition Date	Revenues	Acquisition Expenses	Net Income (Loss)
Bethany Village Shopping Center	3/14/2014	$917	$185	$96
Staunton Plaza	4/30/2014	986	361	(461)
Northpark Village	7/25/2014	367	157	(92)
Spring Cypress Village	7/30/2014	866	327	(114)
Kipling Marketplace	8/7/2014	797	188	15
Lake Washington Crossing	8/15/2014	700	247	(83)
MetroWest Village	8/20/2014	656	325	(258)
Kings Crossing	8/26/2014	427	224	(143)
Commonwealth Square	10/2/2014	477	313	(323)
Colonial Promenade	10/10/2014	610	477	(335)
Point Loomis Shopping Center	10/21/2014	334	176	(85)
DDR Portfolio(1)	10/22/2014	350	216	(182)
Laguna 99 Plaza	11/10/2014	246	285	(273)
Southfield Shopping Center	11/18/2014	242	320	(216)
Shasta Crossroads	11/25/2014	246	417	(323)
Spivey Junction	12/5/2014	72	187	(174)
Quivira Crossings	12/16/2014	54	243	(198)
Plaza Farmington	12/22/2014	36	233	(202)
Crossroads of Shakopee	12/22/2014	62	344	(305)
Total		$8,445	$5,225	$(3,656)

(1)	The DDR Portfolio consists of the acquisition of two properties (Hilander Village and Milan Plaza) in a single transaction on October 22, 2014.

The following unaudited pro forma information summarizes selected financial information from our combined results of operations, as if the acquisitions had been acquired on July 1, 2013 (date of capitalization). This pro forma information is presented for informational purposes only and may not be indicative of what actual results of operations would have been had the transactions occurred at the beginning of the period, nor does it purport to represent the results of future operations.

(in thousands)	For the Year Ended December 31, 2014
Pro forma revenues	$32,780
Pro forma net income	5,367

Phillips Edison Grocery Center REIT II, Inc.

Notes to Consolidated Financial Statements

6. ACQUIRED INTANGIBLE LEASE ASSETS

Acquired intangible lease assets consisted of the following amounts as of December 31, 2014 (in thousands):

2014
Acquired in-place leases	$29,104
Acquired above-market leases	3,978
Total acquired intangible lease assets	33,082
Accumulated amortization	(1,237)
Net acquired intangible lease assets	$31,845

There were no acquired intangible lease assets as of December 31, 2013.

Summarized below is the amortization recorded on the intangible assets for the year ended December 31, 2014 (in thousands):

2014
Acquired in-place leases(1)	$1,059
Acquired above-market leases(1)	178
Total	$1,237

(1)	Amortization recorded on acquired in-place leases was included in depreciation and amortization in the consolidated statements of operations. Amortization recorded on acquired above-market leases was an adjustment to rental revenue in the consolidated statements of operations.

There was no amortization on intangible lease assets during the period from June 5, 2013 (formation) to December 31, 2013.

Estimated future amortization of the respective acquired intangible lease assets as of December 31, 2014 for each of the five succeeding calendar years and thereafter is as follows (in thousands):

Year	In-Place Leases	Above-Market Leases
2015	$3,835	$576
2016	3,835	563
2017	3,828	512
2018	3,050	434
2019	2,347	379
2020 and thereafter	11,150	1,336
Total	$28,045	$3,800

The weighted-average amortization periods for acquired in-place lease intangibles and acquired above-market lease intangibles, all of which were acquired in 2014, are 11 years and nine years, respectively.

7. MORTGAGES AND LOANS PAYABLE

As of December 31, 2014, we had approximately $28.3 million of outstanding mortgage notes payable, excluding fair value of debt adjustments. We did not have any outstanding mortgage notes payable as of December 31, 2013. Each mortgage note payable is secured by the respective property on which the debt was placed.

As of December 31, 2014, we had access to a $200 million revolving credit facility, which may be expanded to $700 million, from which we may draw funds to pay certain long-term debt obligations as they mature. The interest rate on the revolving credit facility is variable, based on either the prime rate, one-month

Phillips Edison Grocery Center REIT II, Inc.

Notes to Consolidated Financial Statements

7. MORTGAGES AND LOANS PAYABLE  – (continued)

LIBOR, or the federal funds rate and is affected by other factors, such as company size and leverage. The credit facility matures on July 2, 2018, with two six-month extension options to extend the maturity to July 2, 2019 that we may exercise upon payment of an extension fee equal to 0.075% of the total commitments under the facility at the time of each extension. There were no outstanding borrowings under this facility as of December 31, 2014, nor did we have any borrowing capacity under the facility, as we had not yet designated any of our properties as being included in the calculation of the borrowing base as defined by the terms of the credit facility.

Of the amounts outstanding on our mortgages and loans payable at December 31, 2014, there are no loans maturing in 2015. As of December 31, 2014, the weighted-average interest rate for the loans was 5.8%.

As of December 31, 2013, we had a note payable of $0.3 million related to financing for our annual directors and officers insurance premiums, pursuant to which we made monthly payments of principal and interest. In April 2014, we used the proceeds from our initial public offering to pay the remaining balance of the note payable.

The table below summarizes our loan assumptions in conjunction with property acquisitions for the year ended December 31, 2014 (dollars in thousands):

2014
Number of properties acquired with loan assumptions	3
Carrying value of assumed debt	$28,528
Fair value of assumed debt	30,177

The assumed debt market adjustment will be amortized over the remaining life of the loans, and this amortization is classified as interest expense. The amortization recorded on the assumed below-market debt adjustment was $40,000 for the year ended December 31, 2014.

The following is a summary of our debt obligations as of December 31, 2014 and 2013 (in thousands):

	December 31, 2014		December 31, 2013
	Outstanding Principal Balance	Maximum Borrowing Capacity	Outstanding Principal Balance	Maximum Borrowing Capacity
Fixed rate mortgages payable(1)	$28,320	$28,320	$—	$—
Fixed rate note payable	—	—	296	296
Assumed below-market debt adjustment	1,608	N/A	—	N/A
Total	$29,928	$28,320	$296	$296

(1)	Due to the non-recourse nature of certain mortgages, the assets and liabilities of the following properties are neither available to pay the debts of the consolidated limited liability companies nor constitute obligations of the consolidated limited liability companies: Staunton Plaza, Commonwealth Square, and Quivira Crossings.

Phillips Edison Grocery Center REIT II, Inc.

Notes to Consolidated Financial Statements

7. MORTGAGES AND LOANS PAYABLE  – (continued)

Below is a listing of our maturity schedule with the respective principal payment obligations (in thousands) and weighted-average interest rates:

	2015	2016	2017	2018	2019	Thereafter	Total
Maturing debt:(1)
Fixed-rate mortgages payable	$589	$619	$660	$8,769	$547	$17,136	$28,320
Weighted-average interest rate on debt:
Fixed-rate mortgages payable	5.6%	5.6%	5.7%	6.6%	5.3%	5.4%	5.8%

(1)	The debt maturity table does not include any below-market debt adjustments, of which $1.6 million, net of accumulated amortization, was outstanding as of December 31, 2014.

8. ACQUIRED BELOW-MARKET LEASE INTANGIBLES

Summarized below is the amortization recorded on the below-market lease intangible liabilities for the year ended December 31, 2014 (in thousands):

2014
Acquired below-market leases(1)	$330

(1)	Amortization recorded on acquired below-market leases was an adjustment to rental revenue in the consolidated statements of operations.

There was no amortization of below-market lease intangible liabilities during the period from June 5, 2013 (formation) to December 31, 2013.

Estimated future amortization income of the intangible lease liabilities as of December 31, 2014 for each of the five succeeding calendar years and thereafter is as follows (in thousands):

Year	Below-Market Leases
2015	$1,415
2016	1,415
2017	1,209
2018	1,081
2019	975
2020 and thereafter	10,824
Total	$16,919

The weighted-average amortization period for below-market lease intangibles, all of which were acquired in 2014, is 17 years.

9. COMMITMENTS AND CONTINGENCIES

Litigation

In the ordinary course of business, we may become subject to litigation or claims. There are no material legal proceedings pending or known to be contemplated against us.

Phillips Edison Grocery Center REIT II, Inc.

Notes to Consolidated Financial Statements

9. COMMITMENTS AND CONTINGENCIES  – (continued)

Environmental Matters

In connection with the ownership and operation of real estate, we may be potentially liable for costs and damages related to environmental matters. We record liabilities as they arise related to environmental obligations. We have not been notified by any governmental authority of any other material non-compliance, liability or other claim, nor are we aware of any other environmental condition that we believe will have a material impact on our consolidated financial statements.

10. RELATED PARTY TRANSACTIONS

Economic Dependency — We are dependent on the Advisor, the Sub-advisor, Phillips Edison & Company Ltd. (the “Property Manager”), the Dealer Manager and their respective affiliates for certain services that are essential to us, including the sale of our shares of common stock, asset acquisition and disposition decisions, asset management, operating and leasing of our properties, and other general and administrative responsibilities. In the event that the Advisor, the Sub-advisor, the Property Manager and/or the Dealer Manager are unable to provide such services, we would be required to find alternative service providers or sources of capital, which could result in higher costs and expenses.

Advisory Agreement — Pursuant to our advisory agreement, the Advisor is entitled to specified fees for certain services, including managing our day-to-day activities and implementing our investment strategy. The Advisor has entered into a sub-advisory agreement with the Sub-advisor, which manages our day-to-day affairs and our portfolio of real estate investments, on behalf of the Advisor, subject to the board’s supervision and certain major decisions requiring the consent of both the Advisor and Sub-advisor. The expenses to be reimbursed to the Advisor and Sub-advisor will be reimbursed in proportion to the amount of expenses incurred on our behalf by the Advisor and Sub-advisor, respectively.

Organization and Offering Costs — Under the terms of the advisory agreement, we are to reimburse on a monthly basis the Advisor, the Sub-advisor or their respective affiliates (the “Advisor Entities”) for cumulative organization and offering costs and future organization and offering costs they may incur on our behalf but only to the extent that the reimbursement would not exceed 2.0% of gross proceeds raised in all primary offerings measured at the completion of such primary offering.

Summarized below are the organization and offering costs charged by and the costs reimbursed to the Advisor, the Sub-advisor and their affiliates for the year ended December 31, 2014 and the period from June 5, 2013 (formation) to December 31, 2013, and any related amounts unpaid as of December 31, 2014 and 2013 (in thousands):

	2014	2013
Total Organization and Offering costs charged	$16,381	$1,858
Total Organization and Offering costs reimbursed	13,178	—
Total unpaid Organization and Offering costs	$3,203	$1,858

Acquisition Fee — We pay our Advisor Entities or their assignees an acquisition fee related to services provided in connection with the selection and purchase or origination of real estate and real estate-related investments. The acquisition fee is equal to 1.0% of the contract purchase price of each property we acquire, including acquisition or origination expenses and any debt attributable to such investments.

Acquisition Expenses — We reimburse the Sub-advisor for expenses actually incurred related to selecting, evaluating and acquiring assets on our behalf. During the year ended December 31, 2014, we reimbursed the Sub-advisor for personnel costs related to due diligence services for assets we acquired during the period.

Asset Management Subordinated Participation — Within 60 days after the end of each calendar quarter (subject to the approval of our board of directors), we will pay an asset management subordinated

Phillips Edison Grocery Center REIT II, Inc.

Notes to Consolidated Financial Statements

10. RELATED PARTY TRANSACTIONS  – (continued)

participation by issuing a number of restricted operating partnership units designated as Class B Units to the Advisor and Sub-advisor equal to: (i) 0.25% multiplied by (a) prior to the NAV pricing date, the cost of assets and (b) on and after the date on which we calculate an estimated NAV per share, the lower of the cost of assets and the applicable quarterly NAV divided by (ii) (a) prior to the date on which we calculate an estimated NAV per share, the value of one share of common stock as of the last day of such calendar quarter, which is equal initially to $22.50 (the primary offering price minus selling commissions and dealer manager fees) and (b) on and after the date on which we calculate an estimated NAV per share, the per share NAV.

The Advisor and Sub-advisor are entitled to receive distributions on the vested and unvested Class B units they receive in connection with their asset management subordinated participation at the same rate as distributions are paid to common stockholders. Such distributions are in addition to the incentive fees that the Advisor and Sub-advisor and their affiliates may receive from us. During the year ended December 31, 2014, the Operating Partnership issued 17,515 Class B units to the Advisor and the Sub-advisor under the advisory agreement for the asset management services performed by the Advisor and the Sub-advisor during the period from January 1, 2014 to September 30, 2014. These Class B units will not vest until an economic hurdle has been met. The Advisor and Sub-advisor must continue to provide advisory services through the date that such economic hurdle is met. The economic hurdle will be met when the value of the Operating Partnership’s assets plus all distributions made equal or exceed the total amount of capital contributed by investors plus a 6.0% cumulative, pre-tax, non-compounded annual return thereon.

Financing Coordination Fee — When our Advisor Entities provide services in connection with the origination or refinancing of any debt that we obtain and use to finance properties or other permitted investments, we pay the Advisor Entities a financing fee equal to 0.75% of all amounts made available under any such loan or line of credit.

Disposition Fee — For substantial assistance in connection with the sale of properties or other investments, we will pay our Advisor Entities or their respective affiliates up to the lesser of: (i) 2.0% of the contract sales price of each property or other investment sold; or (ii) one-half of the total brokerage commissions paid if a non-affiliated broker is also involved in the sale, provided that total real estate commissions paid (to our Advisor Entities and others) in connection with the sale may not exceed the lesser of a competitive real estate commission and 6.0% of the contract sales price. The Conflicts Committee will determine whether our Advisor Entities or their affiliates have provided substantial assistance to us in connection with the sale of an asset. Substantial assistance in connection with the sale of a property includes our Advisor Entities’ preparation of an investment package for the property (including an investment analysis, rent rolls, tenant information regarding credit, a property title report, an environmental report, a structural report and exhibits) or such other substantial services performed by our Advisor Entities in connection with a sale.

General and Administrative Expenses — As of December 31, 2014 and 2013, we owed both the Advisor and the Sub-advisor and their affiliates $11,000 and $130,000, respectively, for general and administrative expenses paid on our behalf. As of December 31, 2014, neither the Advisor nor the Sub-advisor has allocated any portion of their employees’ salaries to general and administrative expenses.

Phillips Edison Grocery Center REIT II, Inc.

Notes to Consolidated Financial Statements

10. RELATED PARTY TRANSACTIONS  – (continued)

Summarized below are the fees earned by and the expenses reimbursable to the Advisor and the Sub-advisor, except for organization and offering costs and general and administrative expenses, which we disclose above, for the year ended December 31, 2014 and the period from June 5, 2013 (formation) to December 31, 2013, and any related amounts unpaid as of December 31, 2014 and 2013 (in thousands):

	For the Period Ended December 31,		Unpaid Amount as of December 31,
	2014	2013	2014	2013
Acquisition fees	$3,221	$—	$—	$—
Acquisition expenses	403	—	—	—
Class B unit distribution(1)	5	—	3	—
Financing fees	1,702	—	—	—
Disposition fees	—	—	—	—

(1)	Represents the distributions paid to the Advisor and the Sub-advisor as holders of Class B units of the Operating Partnership.

Annual Subordinated Performance Fee — We will pay our Advisor Entities or their respective affiliates an annual subordinated performance fee calculated on the basis of our total return to stockholders, payable annually in arrears, such that for any year in which our total return on stockholders’ capital exceeds 6.0% per annum, our Advisor Entities will be entitled to 15.0% of the amount in excess of such 6.0% per annum, provided that the amount paid to the Advisor Entities does not exceed 10.0% of the aggregate total return for that year. No such amounts have been incurred or payable to date.

Subordinated Participation in Net Sales Proceeds — The Operating Partnership will pay to Phillips Edison Special Limited Partner II LLC (the “Special Limited Partner”) a subordinated participation in the net sales proceeds of the sale of real estate assets equal to 15.0% of remaining net sales proceeds after return of capital contributions to stockholders plus payment to investors of a 6.0% cumulative, pre-tax, non-compounded return on the capital contributed by stockholders. Generally, the Advisor has a 15.0% interest and the Sub-advisor has an 85.0% interest in the Special Limited Partner. No sales of real estate assets have occurred to date.

Subordinated Incentive Listing Distribution — The Operating Partnership will pay to the Special Limited Partner a subordinated incentive listing distribution upon the listing of our common stock on a national securities exchange. Such incentive listing distribution is equal to 15.0% of the amount by which the market value of all of our issued and outstanding common stock plus distributions exceeds the aggregate capital contributed by stockholders plus an amount equal to a 6.0% cumulative, pre-tax non-compounded annual return to stockholders.

Neither the Special Limited Partner nor any of its affiliates can earn both the subordinated participation in the net sales proceeds and the subordinated incentive listing distribution. No subordinated incentive listing distribution has been earned to date.

Subordinated Distribution Upon Termination of the Advisor Agreement — Upon termination or non-renewal of the advisory agreement and provided that we do not engage the Sub-advisor or an affiliate of the Advisor or Sub-advisor as our new external advisor following such termination or non-renewal, the Special Limited Partner shall be entitled to a subordinated termination distribution in the form of a non-interest bearing promissory note equal to 15.0% of the amount by which the sum of our market value plus distributions exceeds the aggregate capital contributed by stockholders plus an amount equal to a 6.0% cumulative, pre-tax non-compounded annual return to stockholders. In addition, the Special Limited Partner may elect to defer its right to receive a subordinated distribution upon termination until either a listing on a national securities exchange or other liquidity event occurs. No such termination has been occurred to date.

Phillips Edison Grocery Center REIT II, Inc.

Notes to Consolidated Financial Statements

10. RELATED PARTY TRANSACTIONS  – (continued)

Property Manager — All of our real properties are managed and leased by the Property Manager. The Property Manager is wholly owned by our Phillips Edison sponsor and was organized on September 15, 1999. The Property Manager also manages real properties acquired by the Phillips Edison affiliates or other third parties.

Commencing June 1, 2014, the amount we pay to the Property Manager in monthly property management fees decreased from 4.5% to 4.0% of the monthly gross cash receipts from the properties managed by the Property Manager. In the event that we contract directly with a non-affiliated third-party property manager with respect to a property, we will pay the Property Manager a monthly oversight fee equal to 1.0% of the gross revenues of the property managed. In addition to the property management fee or oversight fee, if the Property Manager provides leasing services with respect to a property, we pay the Property Manager leasing fees in an amount equal to the leasing fees charged by unaffiliated persons rendering comparable services based on national market rates. The Property Manager shall be paid a leasing fee in connection with a tenant’s exercise of an option to extend an existing lease, and the leasing fees payable to the Property Manager may be increased by up to 50% in the event that the Property Manager engages a co-broker to lease a particular vacancy. We reimburse the costs and expenses incurred by the Property Manager on our behalf, including employee compensation, legal, travel and other out-of-pocket expenses that are directly related to the management of specific properties, as well as fees and expenses of third-party accountants.

If we engage the Property Manager to provide construction management services with respect to a particular property, we pay a construction management fee in an amount that is usual and customary for comparable services rendered to similar projects in the geographic market of the property.

The Property Manager hires, directs and establishes policies for employees who have direct responsibility for the operations of each real property it manages, which may include, but is not limited to, on-site managers and building and maintenance personnel. Certain employees of the Property Manager may be employed on a part-time basis and may also be employed by the Sub-advisor or certain of its affiliates. The Property Manager also directs the purchase of equipment and supplies and will supervise all maintenance activity.

Summarized below are the fees earned by and the expenses reimbursable to the Property Manager for the year ended December 31, 2014 and the period from June 5, 2013 (formation) to December 31, 2013 and any related amounts unpaid as of December 31, 2014 and 2013 (in thousands):

	For the Period Ended December 31,		Unpaid Amount as of December 31,
	2014	2013	2014	2013
Property management fees	$273	$—	$97	$—
Leasing commissions	245	—	43	—
Construction management fees	26	—	5	—
Other fees and reimbursements	251	—	24	—
Total	$795	$—	$169	$—

Dealer Manager — Our dealer manager is Realty Capital Securities, LLC (the “Dealer Manager”). The Dealer Manager is a member firm of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and was organized on August 29, 2007. The Dealer Manager is under common control with our AR Capital sponsor and will provide certain sales, promotional and marketing services in connection with the distribution of the shares of common stock offered under our offering. Excluding shares sold pursuant to the “friends and family” program, the Dealer Manager will generally be paid a sales commission equal to 7.0% of the gross proceeds from the sale of shares of the common stock sold in the primary offering and a dealer manager fee equal to 3.0% of the gross proceeds from the sale of shares of the common stock sold in the primary offering.

Phillips Edison Grocery Center REIT II, Inc.

Notes to Consolidated Financial Statements

10. RELATED PARTY TRANSACTIONS  – (continued)

The Dealer Manager typically reallows 100% of the selling commissions and a portion of the dealer manager fee to participating broker-dealers. Alternatively, a participating broker-dealer may elect to receive a commission based upon the proceeds from the sale of shares by such participating broker-dealer, with a portion of such fee being paid at the time of such sale and the remaining amounts paid on each anniversary of the closing of such sale up to and including the fifth anniversary of the closing of such sale, in which event, a portion of the dealer manager fee will be reallowed such that the combined selling commission and dealer manager fee do not exceed 10% of the gross proceeds of our primary offering.

Starting with the commencement of our public offering, we utilized transfer agent services provided by an affiliate of the Dealer Manager. Fees incurred from the transfer agent represent amounts paid by our Sub-advisor to the affiliate of the Dealer Manager for such services. We reimburse our Sub-advisor for these fees through the payment of organization and offering costs. The following table details total selling commissions, dealer manager fees, and service fees paid to the Dealer Manager and its affiliated transfer agent related to the sale of common stock for the year ended December 31, 2014 and the period from June 5, 2013 (formation) to December 31, 2013, and any related amounts unpaid, which are included as a component of total unpaid organization and offering costs, as of December 31, 2014 and 2013 (in thousands):

	For the Period Ended December 31,		Unpaid Amount as of December 31,
	2014	2013	2014	2013
Total commissions and fees incurred from Dealer Manager	$52,744	$—	$—	$—
Fees incurred from the transfer agent	659	—	220	—

Share Purchases by Sub-advisor and AR Capital sponsor — Our Sub-advisor made an initial investment in us through the purchase of 8,888 shares of our common stock. The Sub-advisor may not sell any of these shares while serving as the Sub-advisor. Our AR Capital sponsor has also purchased 17,778 shares of our common stock. The Sub-advisor and AR Capital sponsor purchased shares at a purchase price of $22.50 per share, reflecting no dealer manager fee or selling commissions paid on such shares.

11. OPERATING LEASES

The terms and expirations of our operating leases with our tenants vary. The lease agreements frequently contain options to extend the terms of leases and other terms and conditions as negotiated. We retain substantially all of the risks and benefits of ownership of the real estate assets leased to tenants.

Approximate future rentals to be received under non-cancelable operating leases in effect at December 31 of the following years, assuming no new or renegotiated leases or option extensions on lease agreements, are as follows (in thousands):

Year	Amount
2015	$22,936
2016	20,878
2017	18,819
2018	16,026
2019	12,602
2020 and thereafter	48,470
Total	$139,731

No single tenant comprised 10.0% or more of our aggregate annualized effective rent as of December 31, 2014.

Phillips Edison Grocery Center REIT II, Inc.

Notes to Consolidated Financial Statements

12. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of the unaudited quarterly financial information for year ended December 31, 2014. We believe that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly, and in accordance with GAAP, the selected quarterly information. For the period from June 5, 2013 (formation) to December 31, 2013, we did not commence significant operations or enter into any arrangements to acquire any specific investments. See the consolidated balance sheets, consolidated statements of operations and comprehensive loss, consolidated statements of equity, and consolidated statements of cash flows included in the accompanying consolidated financial statements for financial data for the period prior to January 1, 2014.

	2014
(in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$54	$539	$1,955	$5,897
Net loss	(349)	(759)	(1,921)	(2,804)
Net loss per share – basic and diluted	(0.26)	(0.13)	(0.15)	(0.14)

13. SUBSEQUENT EVENTS

Sale of Shares of Common Stock

From January 1, 2015 through February 28, 2015, we raised gross proceeds of approximately $78.1 million through the issuance of 3.0 million shares of common stock under our offering. We have raised $638.6 million since inception through February 28, 2015, inclusive of shares sold under our DRIP.

Distributions to Stockholders

Distributions equal to a daily amount of $0.00445210 per share of common stock outstanding were paid subsequent to December 31, 2014 to the stockholders of record from December 1, 2014 through February 28, 2015 as follows (in thousands):

Distribution Period	Date Distribution Paid	Gross Amount of Distribution Paid	Distribution Reinvested through the DRIP	Net Cash Distribution
December 1, 2014 through December 31, 2014	1/2/2015	$3,045	$1,588	$1,457
January 1, 2015 through January 31, 2015	2/2/2015	3,210	1,674	1,536
February 1, 2015 through February 28, 2015	3/2/2015	3,089	1,621	1,468

On January 22, 2015, our board of directors authorized distributions to the stockholders of record at the close of business each day in the period commencing March 1, 2015 through and including March 31, 2015. The authorized distributions equal an amount of $0.00445210 per share of common stock, par value $0.01 per share. We expect to pay these distributions on April 1, 2015. On March 4, 2015, our board of directors authorized distributions to the stockholders of record at the close of business each day in the period commencing April 1, 2015 through and including April 30, 2015. The authorized distributions equal an amount of $0.00445210 per share of common stock, par value $0.01 per share. We expect to pay these distributions on May 1, 2015. A portion of each distribution is expected to constitute a return of capital for tax purposes.

New Advisory Agreement

On January 22, 2015, we entered into a new advisory agreement (the “New Advisory Agreement”) with the Advisor. The term of the New Advisory Agreement is one year and we have the ability to terminate the New Advisory Agreement without cause or penalty upon 30 days’ written notice to the Advisor; provided, however, that we may accelerate the termination of the New Advisory Agreement if an earlier termination is necessary to allow us to draw funds from any Company-level credit facility. In the event that termination is

Phillips Edison Grocery Center REIT II, Inc.

Notes to Consolidated Financial Statements

13. SUBSEQUENT EVENTS  – (continued)

accelerated, we will still be obligated to pay to the Advisor the fees contemplated under the New Advisory Agreement for the 30 days after delivery of the initial termination notice. All other terms are materially consistent with the prior advisory agreement.

Amended Sub-Advisory Agreement

On January 22, 2015, the Advisor and the Sub-advisor entered into an Amended and Restated Sub-advisory Agreement (the “Amended Sub-advisory Agreement”). The Amended Sub-advisory Agreement provides that the Advisor will generally assign to the Sub-advisor 85% of the fees we pay to the Advisor in connection with advisory services provided after January 21, 2015. The Advisor will assign to the Sub-advisor 77.5% of the fees we pay to the Advisor in connection with advisory services provided on or before January 21, 2015. All other terms are materially consistent with the sub-advisory agreement in effect through January 21, 2015.

Amended Operating Partnership Agreement

On January 22, 2015, we amended the agreement of limited partnership (the “Amended Partnership Agreement”) of the Operating Partnership so that (i) a termination without cause of the New Advisory Agreement will not trigger determination as to whether the Class B units issued by the Operating Partnership to the Advisor and Sub-advisor have vested if our new advisor is the Sub-advisor or an affiliate of the Advisor or the Sub-advisor, and (ii) a termination of the New Advisory Agreement will not trigger determination as to whether the Special Limited Partner is entitled to receive a subordinated distribution from the Operating Partnership if the Company’s new advisor is the Sub-advisor or an affiliate of the Advisor or the Sub-advisor. All other terms are materially consistent with the agreement of limited partnership in effect through January 21, 2015.

Acquisitions

Subsequent to December 31, 2014, we acquired a 100% ownership interest in the following properties (dollars in thousands):

Property Name	Location	Anchor	Acquisition Date	Purchase Price	Square Footage	Leased% Rentable Square Feet at Acquisition
Willimantic Plaza	Willimantic, CT	BJ’s	1/30/2015	$12,400	128,766	99.0%
Harvest Plaza	Akron, OH	Giant Eagle	2/9/2015	7,960	75,866	100.0%
North Point Landing	Modesto, CA	Walmart	2/11/2015	30,910	152,767	94.6%
Oakhurst Plaza	Seminole, FL	Publix	2/27/2015	6,310	51,502	84.0%

The supplemental purchase accounting disclosures required by GAAP relating to the recent acquisitions of the aforementioned properties have not been presented as the initial accounting for these acquisitions was incomplete at the time this Annual Report on Form 10-K was filed with the SEC. The initial accounting was incomplete due to the late closing dates of the acquisitions.

Appointment of Chief Accounting Officer

On March 4, 2015, our board of directors appointed Jennifer L. Robison to serve as our Chief Accounting Officer.

SCHEDULE III — REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION
As of December 31, 2014
(in thousands)

			Initial Cost(1)		Cost Capitalized Subsequent to Acquisition	Gross Amount Carried at End of Period(2)
Property Name	City, State	Encumbrances	Land and Improvements	Buildings and Improvements		Land and Improvements	Buildings and Improvements	Total(3)	Accumulated Depreciation(4)	Date Constructed/ Renovated	Date Acquired
Bethany Village Shopping Center	Alpharetta, GA	$—	$4,833	$5,474	$86	$4,892	$5,501	$10,393	$215	2001	3/14/2014
Staunton Plaza	Staunton, VA	12,451	4,311	10,035	82	4,355	10,073	14,428	293	2006	4/30/2014
Northpark Village	Lubbock, TX	—	1,467	6,212	172	1,564	6,287	7,851	110	1990	7/25/2014
Spring Cypress Village	Houston, TX	—	8,219	11,731	266	8,235	11,981	20,216	237	1982/2007	7/30/2014
Kipling Marketplace	Littleton, CO	—	3,108	8,547	144	3,131	8,668	11,799	162	1983/2009	8/7/2014
Lake Washington Crossing	Melbourne, FL	—	3,617	9,121	6	3,623	9,121	12,744	164	1987/2012	8/15/2014
MetroWest Village	Orlando, FL	—	4,665	12,528	28	4,665	12,556	17,221	193	1990	8/20/2014
Kings Crossing	Sun City Center, FL	—	4,064	8,918	17	4,080	8,919	12,999	138	2000	8/26/2014
Commonwealth Square	Folsom, CA	7,143	6,811	12,962	37	6,811	12,999	19,810	191	1987	10/2/2014
Colonial Promenade	Winter Haven, FL	—	9,132	21,733	59	9,132	21,792	30,924	293	1986/2008	10/10/2014
Point Loomis Shopping Center	Milwaukee, WI	—	4,380	8,145	—	4,380	8,145	12,525	67	1965/1991	10/21/2014
Hilander Village	Roscoe, IL	—	2,293	6,637	—	2,294	6,636	8,930	85	1994	10/22/2014
Milan Plaza	Milan, MI	—	854	1,760	33	854	1,793	2,647	49	1960/1975	10/22/2014
Laguna 99 Plaza	Elk Grove, CA	—	5,264	12,298	1	5,264	12,299	17,563	99	1992	11/10/2014
Southfield Shopping Center	St. Louis, MO	—	5,307	12,781	—	5,307	12,781	18,088	54	1987	11/18/2014
Shasta Crossroads	Redding, CA	—	5,818	19,148	1	5,818	19,149	24,967	70	1989	11/25/2014
Spivey Junction	Stockbridge, GA	—	4,359	7,179	—	4,359	7,179	11,538	32	1998	12/5/2014
Quivira Crossings	Overland Park, KS	8,726	6,104	9,305	—	6,104	9,305	15,409	—	1996	12/16/2014
Plaza Farmington	Farmington, NM	—	8,564	6,074	—	8,564	6,074	14,638	—	2004	12/22/2014
Crossroads of Shakopee	Shakopee, MN	—	10,180	13,602	—	10,180	13,602	23,782	—	1998	12/22/2014
Totals		$28,320	$103,350	$204,190	$932	$103,612	$204,860	$308,472	$2,452

(1)	The initial cost to us represents the original purchase price of the property, including amounts incurred subsequent to acquisition which were contemplated at the time the property was acquired.
(2)	The aggregate cost of real estate owned at December 31, 2014.

(3)	Reconciliation of real estate owned:

	2014	2013
Balance at January 1	$—	$—
Real estate acquisitions	307,540	—
Additions to/improvements of real estate	932	—
Balance at December 31	$308,472	$—

(4)	Reconciliation of accumulated depreciation:

	2014	2013
Balance at January 1	—	$—
Depreciation expense	2,452	—
Balance at December 31	$2,452	$—

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